As filed with the Securities and Exchange Commission on May 20, 1996


                              Registration No. 333_____

                SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                           ________________________

                                   FORM S-2
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                            _______________________

                            HAROLD'S STORES, INC.
                    (Exact name of registrant as specified
                                in its charter)

       Oklahoma                                   73-1308796
       (State or jurisdiction of              (I.R.S. Employer
       incorporation or organization)         Identification No.)

                                765 Asp Avenue
                           Norman, Oklahoma  73069
                                (405) 329-4045
        (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               H. Rainey Powell
                    President and Chief Financial Officer
                             Harold's Stores, Inc.
                     765 Asp Avenue Norman, Oklahoma  73069
                                (405) 329-4045
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:

          Lon Foster, III                    Lathan M. Ewers, Jr
          Crowe & Dunlevy,                   Hunton & Williams
          A Professional Corporation         Riverfront Plaza
          500 Kennedy Building               951 East Byrd Street
          321 South Boston                   Richmond, Virginia 23219-4074
          Tulsa, Oklahoma 74103-3313         (804) 788-820
          (918) 592-9800

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
  Act of 1933, check the following box.   _____
       If the Registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
  11(a)(1) of this Form, check the following box:   _____
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _____
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities
  Act registration statement number of the earlier effective registration statement for the same offering. _____
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. _____

                       CALCULATION OF REGISTRATION FEE

Title of Each Class       Amount           Proposed    Proposed     Amount of
of Securities to          to be            Maximum     Maximum      Registration
be Registered             Registered(1)    Offering    Aggregate    Fee
                                           Price Per   Offering
                                           Share(2)    Price(2)


Common Stock, par value   672,750
$.01 per share            shares           $15.875     $10,679,907   $3,683

(1) Includes shares that may be sold by the Company and the Selling Shareholders upon exercise of the Underwriter's over-allotment option.
(2) Pursuant to Rule 457(c), estimated solely for purposes of calculating the registration fee at $15.875 per share, which is the average of the high and low sale prices on May 14, 1996, on the American Stock Exchange.

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine



                         HAROLD'S STORES, INC.

                          CROSS REFERENCE SHEET

Pursuant to Item 1 of Form S-2, the following sets forth the location in the Prospectus of the information called in Part I of Form S-2.


Item Number and Caption in Form S-2      Caption in Prospectus

1.  Forepart of Registration Statement
    and Outside Front Cover Page of
    Prospectus                             Cover Page of Registration Statement;
                                           Cross Reference Sheet;
                                           Outside Front Cover Page of
                                           Prospectus

2.  Inside Front and Outside Back Cover
    Page of Prospectus                     Inside Front Cover Page; Available
                                           Information;
                                           Outside Back Cover Page

3.  Summary Information, Risk Factors
    and Ratio of Earnings to Fixed
    Charges                                Prospectus Summary; Risk Factors

4.  Use of Proceeds                        Use of Proceeds

5.  Determination of Offering Price        Not Applicable

6.  Dilution                               Not Applicable

7.  Selling Security Holders               Selling Shareholders

8.  Plan of Distribution                   Outside Front Cover Page;
                                           Underwriting

9.  Description of Securities to Be
    Registered                             Description of Capital Stock

10. Interests of Named Experts
    and Counsel                            Underwriting and Legal Matters

11. Information with Respect to the
    Registrant                             Prospectus Summary; Capitalization;
                                           Price Range of Common Stock and
                                           Dividend Policy; Selected
                                           Consolidated Financial Data;
                                           Management's Discussion and
                                           Analysis of Financial Condition
                                           and Results of Operations;
                                           Business; Management and Directors;
                                           Selling Shareholders; Description
                                           of Capital Stock; Consolidated
                                           Financial Statements

12. Incorporation of Certain
    Information by Reference               Incorporation of Certain Documents
                                           By Reference

13. Disclosure of Commission
    Position on Indemnification
    for Securities Act
    Liabilities                            Not Applicable



             SUBJECT TO COMPLETION, DATED MAY ___, 1996

                         PROSPECTUS

                         585,000 SHARES
                            HAROLD'S
                       Harold's Stores, Inc.
                            COMMON STOCK

     Of the 585,000 shares of Common Stock offered hereby (the "Shares"), 400,000 shares are being sold by Harold's Stores, Inc. ("Harold's" or the "Company") and 185,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

     The Common Stock is listed on the American Stock Exchange ("AMEX") under the trading symbol HLD. On May 15, 1996, the last reported sale price of the Common Stock on the AMEX was $16.50 per share. See "Price Range of Common Stock and Dividend Policy."


     See "Risk Factors" beginning on page 6 of this Prospectus for a discussion of certain factors that should be considered by prospective investors before purchasing any of the Shares offered hereby.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               Proceeds to
                                Underwriting    Proceeds to    Selling
              Price to Public   Discounts(1)    Company(2)     Shareholders(2)

Per Share     $_______          $_______        $_______      $_______
Total (3)     $_______          $_______        $_______      $_______

          (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

     (2) Before deducting expenses estimated to be $______, all of which will be paid by the Company.

     (3) The Company and the Selling Shareholders have granted the Underwriter a 30-day option to purchase up to 87,750 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts, Proceeds to Company, and Proceeds to Selling Shareholders will be $______, $______, $______, and $______, respectively. See "Underwriting."

     The Shares being offered by this Prospectus are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to certain conditions. It is expected that certificates for the shares of Common Stock will be available for delivery against payment therefor on or about June __, 1996, at the offices of Scott & Stringfellow, Inc., Richmond, Virginia.

                        Scott & Stringfellow, Inc.
             The date of this Prospectus is May __, 1996.

     The following legend will appear in the left margin of the immediately preceding cover page of the Prospectus:

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and as its Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such materials also may be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock is listed on the American Stock Exchange, and such reports, proxy statements and other information concerning the Company may be inspected and copies at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the SEC a Registration Statement on Form S-2 (the "Registration Statement"), of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all the information set forth in or incorporated by reference in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the Public Reference Section of the SEC, Washington, D.C. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus as of the date of its filing, and subject in such case to information contained in this Prospectus, is the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996, which has been filed by the Company with the SEC pursuant to the 1934 Act.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for such copies should be directed to H. Rainey Powell, Harold's Stores, Inc., 765 Asp Avenue, Norman, Oklahoma 73069, telephone (405) 329-4045.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the Notes thereto) appearing elsewhere in this Prospectus. All share and per share information set forth herein has been adjusted to reflect the 5% stock dividend paid in fiscal 1996 and the 10% stock dividends paid in fiscal 1995, fiscal 1994 and fiscal 1993. Unless otherwise indicated, all information contained herein assumes no exercise of the Underwriter's over-allotment option or of options granted pursuant to the Company's stock option and equity incentive plan. See "Underwriting" and "Selling Shareholders".

                                   The Company

     Harold's Stores, Inc., through a 31-location store chain of women's and men's specialty apparel stores in 15 states, offers high-quality, classically inspired apparel to the upscale, quality-conscious consumer primarily in the 20 to 50 year old age group. The stores typically are strategically located in shopping centers and malls with other top-of-the-line specialty retailers and are enhanced by an eclectic mix of antiques, together with specially designed fixtures and visual props, to create an appealing stage for presentation of the Company's distinctive women's and men's apparel and accessories. More than 85% of sales consist of the Company's controlled designs originated by Harold's own stylists and designers and resourced by Harold's buyers from domestic, European and Asian manufacturers. See "Business - Product Development and Sourcing Programs." The remainder consists of branded merchandise selected to complement Harold's merchandise presentation.

     The Company's 31 stores are comprised of 12 full-line women's and men's apparel stores, nine women's apparel stores which include a presentation of men's sportswear featuring the Company's Old School Clothing brand, eight stores featuring women's apparel only and two outlet stores to clear markdowns and slow-moving merchandise. Retail stores range in size from about 2,100 to 14,000 square feet, with the typical store ranging from 4,000 to 6,000 square feet.
The Company's store occupancy costs were 7.3% of store sales in fiscal 1996 and 7.2% of store sales in fiscal 1995. Store occupancy costs include base and percentage rent, common area maintenance expense, utilities and depreciation of leasehold improvements.

     The Company achieved comparable store sales growth of 8.7% in fiscal 1996 and 10.7% in fiscal 1995. The Company believes that this increase in comparable store sales is attributable to Harold's product development and merchandising and Harold's commitment to customer service through its sales associates. The Company's average sales per square foot for stores open during the entire fiscal year were $628 and $599 for fiscal 1996 and fiscal 1995, respectively, on a 52-week basis.

     The Company believes that its future success will be achieved by expanding the number of its women's and men's apparel stores, maintaining sales momentum at existing stores, and increasing circulation of its direct response catalog. The Company recently embarked on an aggressive expansion program, adding in the aggregate eight retail stores during fiscal 1995 and fiscal 1996 and thereby increasing the chain store count by approximately 40%.

     The Company's expansion plan has focused and will continue to focus primarily on markets currently served by the Company and in new markets that represent a geographical progression from existing markets. Thus far during fiscal 1997, the Company has opened stores in Greenville, South Carolina, and Leawood, Kansas (Kansas City metro) and plans to open four additional stores. These four stores are planned for opening during the balance of fiscal 1997 in regional shopping malls in Raleigh, North Carolina, Tyson's Corner (Northern Virginia), Houston and Denver. All six stores will feature a full line of women's merchandise, while four will include a full line of men's merchandise and two will offer men's sportswear.

     Beginning in 1990, the Company created a direct response catalog that, in addition to contributing to sales, has provided market research and initial promotion of new store openings. Catalog sales have increased from $620,000 in fiscal 1992 to $9,384,000 in fiscal 1996. In fiscal 1996, the Company mailed six issues of the catalog, averaging 48 pages, with aggregate circulation of approximately 6.5 million issues.

     The mailing address and telephone number of the Company's principal executive offices are 765 Asp Avenue, Norman, Oklahoma 73069, (405) 329-4045.

                            The Offering
Common Stock Offered by (1)
     The Company                     400,000 shares
     The Selling Shareholders        185,000 shares
Shares Outstanding
  After this Offering (2)            5,365,245 shares
Use of Proceeds                      To reduce indebtedness, to finance
                                     expansion of the Company's chain of stores
                                     and its credit card receivables, and for
                                     working capital.
AMEX symbol                          HLD
 _______________________

    (1) Assumes that the Underwriter's over-allotment option to purchase up to 87,750 shares will not be exercised. See "Underwriting."

      (2) Excludes 376,276 shares of Common Stock reserved for issuance pursuant to outstanding stock options as of May 1, 1996.

                               Fiscal Years

     The Company operates on a 52-53 week fiscal year which ends on the Saturday closest to January 31. References herein to fiscal 1997, fiscal 1996, fiscal 1995, fiscal 1994, fiscal 1993 and fiscal 1992 refer to the years ended February 1, 1997, February 3, 1996, January 28, 1995, January 29, 1994, January 30, 1993
and February 1, 1992.

               SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary financial information is derived from the consolidated financial statements of the Company for the fiscal years 1992 through 1996 and the first quarter of fiscal 1997.

                                                   Fiscal Year                           Fiscal Quarter Ended
                                 1992       1993       1994       1995       1996        April 29,    May 4,
                                                                                         1995         1996
                                (Dollar amounts in thousands, except per share data)
Statments of Earnings Data:
Sales                            $40,553    $49,279    $60,940    $75,795    $94,264     $21,316      $
Gross profit on sales             12,990     16,303     20,349     26,407     34,433       7,448
Earnings before income taxes       1,148      1,875      2,783      3,539      4,645         811
Net earnings                         647      1,052      1,612      2,088      2,787         486
Earnings per common share(1)     $  0.15    $  0.25    $  0.35    $  0.42    $  0.56     $  0.10      $
Balance Sheet Data:
Working capital                  $ 8,732    $ 9,985    $12,540    $12,524    $21,829     $12,272      $
Total assets                      20,085     21,947     26,441     34,661     42,609      35,759
Long-term debt(2)                      -      1,177        669        594      9,540         575
Stockholders' equity              14,302     15,366     19,996     22,260     25,299      22,819
Net book value per share(3)      $  3.36    $  3.61    $  4.07    $  4.51    $  5.10     $  4.62      $
Other Operating  Data:
Stores open at end of period(4)       15         18         21         25         29          26
Growth in comparable store
    sales (52-53 week basis)         1.1%       8.1%       7.4%      10.7%       8.7%        7.8%

     (1) Net earnings per common share are based on the weighted average number of common shares outstanding during each period restated for the 5% stock dividend in fiscal 1996 and the 10% percent stock dividends in fiscal
1995, fiscal 1994, and fiscal 1993, and include Common Stock equivalents of 53,181 shares in fiscal 1996.

     (2) In fiscal 1996, the Company renewed its line of credit to be payable at a fixed maturity rather than on demand which required the loan to be reclassified as long-term debt.

     (3) Net book value per share is based on the number of common shares outstanding at the end of each fiscal year restated for the 5% percent stock dividend in fiscal 1996 and the 10% percent stock dividends in fiscal 1995, fiscal 1994 and fiscal 1993.

     (4) The number of stores open at the end of the period has been restated to reflect the consolidation of the stand alone "Old School Clothing Company" into the 50 Penn Place Store in Oklahoma City.

                              RISK FACTORS

     Prospective investors should consider carefully the following factors as well as the other information contained in this Prospectus before purchasing any of the shares offered hereby:

     Product Development; Merchandise Inventories. As a consequence of the Company's product development programs, a substantial portion of the Company's merchandise purchases are concentrated among a small number of vendors. The Company believes that fewer vendor relationships advance the Company's product development objectives of increasing control over design and manufacturing processes, providing the Company enhanced control over the quality and cost of the Company's inventory purchases. However, since the Company works with a limited number of vendors, non-delivery or late delivery by any one of the Company's principal vendors could adversely affect the Company's operations. In the event of the termination of the relationship with the Company's principal vendor, the Company believes that more than one new vendor would be required to replace the loss of that vendor. Although management believes that replacement vendors could be located if any buying relationship is terminated, until replacement vendors are located, the operating results of the Company could be materially adversely affected.

     The Company's product development programs also require it to be involved earlier in the process of creating merchandise and to make financial commitments sooner than would otherwise be necessary were it relying solely on outside vendor developed merchandise. The Company's investment in piece goods (fabric) and work in process has increased significantly during the last fiscal year. Since the Company, in most instances, purchases piece goods to be used in its products direct from various mills, there is a relatively long lead time involved in the manufacturing process and investment in piece goods before these goods are cut and sewn. As a result, the Company is vulnerable to demand and pricing shifts and to errors in selection and timing of merchandise purchases. See "Business - Product Development and Sourcing Programs."

    Expansion Plans.   The Company has grown from 21 stores in 1994 to 31 stores
as of May 1, 1996 and its sales have grown significantly in the past several years. The Company intends to continue to pursue its aggressive store opening strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to open new stores on a timely basis and to operate them profitably. The Company plans to open approximately six new stores in fiscal 1997, two of which are already open. As of May 1, 1996, the Company had signed leases with respect to three new stores and had reached an agreement in principle with respect to one additional new store to open in fiscal 1997. Successful expansion is subject to various contingencies, some of which are beyond the Company's control. These contingencies include, among others, (i) the Company's ability to hire, train and retain qualified managers and other personnel, and to maintain good relations with all of its employees,
(ii) the availability of adequate inventory, capital resources and external financing, (iii) the Company's ability to identify and secure suitable store sites on a timely basis and on satisfactory terms and to complete any necessary construction or refurbishment of these sites, (iv) the successful integration of new stores into existing operations and
(v) the Company's ability to adjust its merchandise mix to accommodate various consumer preferences and climates in markets where the Company has not previously operated. There can be no assurance that the Company will be able to achieve its targets for opening new stores, that its new stores will be profitable or achieve net sales and profitability comparable to the Company's existing stores, or that comparable store net sales increases will continue. Furthermore, there can be no assurance that the Company will anticipate all of the changing demands which its expanding operations will impose on its systems and personnel. The Company's failure to expand internal systems or to hire, train and retain qualified personnel as required by its growth could adversely affect its future operating results. See "Business - General."

     Regulations and Foreign Currency Exchange. The Company purchased approximately 13.4% of its merchandise based on cost in fiscal 1996 directly from vendors located abroad, primarily in the United Kingdom, Italy, France, and the Far East. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. These arrangements are subject to the risks of relying on products manufactured abroad, including import duties and quotas, loss of "most favored nation" trading status and currency risk associated with the purchase of merchandise. The Company must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other apparel
retailers.   Although the Company believes that its management has long standing and excellent relationships with its suppliers, there can be no assurance that the Company will be successful in maintaining a continuing and in light of the anticipated addition of new stores, an increasing supply of quality merchandise at attractive prices. See "Business and Properties-Retail Merchandising". Substantially all of the Company's purchases from the Far East, including Hong Kong, are priced in U.S. dollars. However, its European purchases are denominated in local currency and, therefore, are subject to fluctuating currency exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations".

            Dependence Upon Key Personnel.     The Company's success
depends to a significant extent upon the leadership and performance of its senior management team, particularly Harold G. Powell, Chairman of the Board, Rebecca Powell Casey, Vice Chairman of the Board and Chief Executive Officer, H. Rainey Powell, President and Chief Operating and Financial Officer and Kenneth
C. Row, Executive Vice President. While the Company believes that its senior management team has significant depth, the loss of services of any of the executive officers of the Company could have a material adverse impact on the Company. See "Management and Directors".

     Control of the Company.   Harold G. Powell, Chairman of the Board of the
Company, members of his family (including Rebecca Powell Casey and H. Rainey Powell, officers of the Company) and certain trusts, the beneficiaries of which are Powell family members, currently own beneficially approximately 54.1% of the outstanding shares of Common Stock. After giving effect to this offering, the aggregate beneficial ownership of members of the Powell family and certain trusts will be reduced to approximately 46.6% of the outstanding shares of Common Stock. Members of the Powell family may continue to effectively control the business and affairs of the Company following completion of this Offering. See "Description of Common Stock".

           In the ordinary course of business, the Company engages in transactions with entities owned by the Powell family. During fiscal 1996, payments by the Company to these entities totaled approximately $362,000, representing lease payments with respect to the Company's distribution and receiving facility in Norman, Oklahoma, its Dallas, Texas buying and administrative offices, and its Norman, Oklahoma retail store and related facilities. See "Business - Merchandise Buying Office and Distribution Center" and Notes to Consolidated Financial Statements - Note 8.

    Competition and Other Business Factors. All aspects of the retail apparel business are highly competitive. The Company competes primarily with better department stores, specialty retailers and boutiques engaged in the retail sale of better quality women's and men's apparel, many of which are larger and have greater resources than the Company. Although the Company believes its emphasis on classically inspired styles makes it less vulnerable to changes in fashion trends than many other apparel retailers, the Company's sales and earnings nevertheless depend to a significant extent upon its ability to respond to changes in fashion. See "Business - Competition". The Company's future performance will be subject to a number of factors beyond its control, including economic downturns, cyclical variations in the retail market for better quality apparel and rapid changes in fashion preferences. In addition, in order to continue to grow at the rates achieved in recent years, the Company will have to continue to open new stores. Such growth will be dependent upon general economic and business conditions affecting consumer spending, the availability of desirable locations and the negotiation of acceptable lease terms for new locations. See "Business - General".

    Seasonality and Quarterly Fluctuations. The Company has historically experienced and expects to continue to experience seasonal fluctuations in its sales, operating income and net income. The highest sales periods for the Company are the early autumn and Christmas seasons falling in the third and fourth fiscal quarters, respectively. A disproportionate amount of the Company's sales, operating income and net income, are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If, for any reason, the Company's sales were below seasonal norms during the third and fourth fiscal quarters, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's annual operating results, particularly operating and income could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first fiscal quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the sales contributed by new stores, shift in the timing of certain holidays and the merchandise mix. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality."

                            USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares are estimated to be approximately ________(approximately $____ if the Underwriter's over-allotment option is exercised in full). Substantially all of the net proceeds to the Company will be used to reduce indebtedness, to finance the expansion of the Company's chain of retail stores, to finance the Company's credit card receivables and for working capital. Pending any such uses, the Company intends to reduce borrowing under its working capital lines. See "Business - Catalog Publication and Order Fulfillment and - Merchandise Inventory Replenishment and Distribution," and Notes to Consolidated Financial Statements - Note 4.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                  PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the American Stock Exchange under the symbol "HLD." The table below presents the range of high and low sale prices of the Common Stock for the periods indicated. The price per share information contained in the following table is restated to reflect a 5% stock dividend paid in fiscal 1996 and a 10% stock dividend paid in fiscal 1995.

             Fiscal 1997               High         Low
             1st Quarter               $18.00       $11.75
             2nd Quarter (through       16.75        15.63
              May 5, 1996)

             Fiscal 1996               High         Low
             1st Quarter               $10.60       $ 9.40
             2nd Quarter                10.60         9.52
             3rd Quarter                10.36         9.17
             4th Quarter                11.79         9.40

             Fiscal 1995               High         Low
             1st Quarter               $ 8.66         6.39
             2nd Quarter               $12.34         8.01
             3rd Quarter               $10.71         7.58
             4th Quarter               $10.17         8.66

     The last sale price of the Common Stock as reported on the American Stock Exchange on May 15, 1996, was $16.50. As of May 1, 1996, there were 595 record holders of the Company's Common Stock. The Company has never declared or paid cash dividends on its Capital Stock and presently intends to retain all earnings for the operation and expansion of its business for the foreseeable future. Any future determination as to the payment of cash dividends will depend on the Company's earnings, capital requirements, financial condition and other factors as the Company's Board of Directors may deem relevant.

                                    CAPITALIZATION

            The following table sets forth the unaudited consolidated capitalization of the Company as of the end of the Company's fiscal quarter on May 4, 1996, and as adjusted to give effect to the sale by the Company of 400,000 shares of Common Stock offered hereby (excluding 60,000 shares issuable upon exercise of the Underwriter's over-allotment option). This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus.

                                                As of May 4, 1996
                                             Actual        As Adjusted
                                                (In thousands)
Short-term obligations (includes
current portion of long-term debt)           $    75       $
Long-term obligations (excludes
current portion of long-term debt)(1)          9,418

Stockholder's equity :
 Preferred Stock; $0.01 par value;
   1,000,000 shares authorized; none
   issued                                           --
 Common Stock; $0.01 par value;
   7,500,000 shares authorized; 4,965,245
   shares issued (5,365,245 shares as
   adjusted)(2)(3)                                 50
 Additional paid-in capital                    20,673
 Retained earnings                             ______        ______
  Total stockholders' equity                   ______        ______
        Total capitalization                   $_____        $_____

     (1) See Notes to Consolidated Financial Statements - Note 4 for information concerning long-term indebtedness of the Company.

     (2) 5,425,245 shares if the Underwriter's over allotment option is exercised in full.

     (3) See Notes to Consolidated Financial Statements - Note 6. Excludes approximately 376,276 shares of Common Stock reserved for issuance pursuant to outstanding awards under the Company's stock option and equity incentive plan as of May 4, 1996.

                    SELECTED CONSOLIDATED FINANCIAL DATA

            The following selected consolidated financial information are derived from the audited Consolidated Financial Statements of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.


                                            Fiscal Years
                              1992      1993       1994      1995       1996
                             (In thousands, except store and per share data)
Statements of Earnings Data:
Sales                        $40,553    $49,279    $60,940   $75,795    $94,264
   Percentage increase           6.8%      21.5%      23.7%     24.4%      24.4%

Gross profit on sales(1)     $12,990    $16,303    $20,349    $26,407   $34,433
Percentage of sales             32.0%      33.1%      33.4%      34.8%     36.5%

Earnings before income
taxes                        $ 1,148    $ 1,875  $ 2,783      $ 3,539   $ 4,645
   Percentage of sales           2.8%       3.8%     4.5%         4.7%      4.9%

Net earnings                 $   647    $ 1,052  $ 1,612      $ 2,088   $ 2,787
   Percentage of sales           1.6%       2.1%     2.6%         2.8%      3.0%

Earnings per common
  share(2)                   $  0.15    $  0.25  $  0.35      $  0.42   $  0.56

Other Operating Data:
Stores open at end of             15         18       21           25        29
  period(3)
Growth in comparable
  store sales                    1.1%       8.1%     7.4%        10.7%     8.7%
  (52-53 week basis)

Balance Sheet Data:
Working capital              $ 8,732     $9,985   $12,540     $12,524   $21,829

Total assets                  20,085     21,947    26,441      34,661    42,609

Long-term debt(4)                  -      1,177        669        594     9,540

Stockholders' equity          14,302     15,366    19,996      22,260    25,299

Net book value per
  share(5)                   $  3.36    $  3.61  $  4.07      $  4.51   $  5.10
_______________________

     (1) In accordance with retail industry practice, gross profit on sales is calculated by subtracting cost of goods sold (including occupancy and central buying expenses) from sales.

     (2) Net earnings per common share are based on the weighted average number of shares of Common Stock outstanding during each period restated for the 5% percent stock dividend in fiscal 1996 and the 10% stock dividends in fiscal 1995, fiscal 1994, and fiscal 1993, and includes Common Stock equivalents of 53,181 shares in fiscal 1996.

             (3) The number of stores open at the end of the period have been restated to reflect the consolidation of the stand alone "Old School Clothing Company" into the 50 Penn Place Store in Oklahoma City.

     (4) In fiscal 1996, the Company renewed its line of credit to be payable at a fixed maturity rather than on demand which required the loan to be reclassified as long-term debt.

     (5) Net book value per share is based on the number of shares of Common Stock outstanding at the end of each fiscal year restated for the 5% stock dividend in fiscal 1996 and the 10% stock dividends in fiscal 1995, fiscal 1994 and fiscal 1993.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table reflects items in the Company's statement of earnings as a percentage of sales for the periods indicated:


                                                         Fiscal Year
                                              1994          1995          1996

Sales                                         100.0%        100.0%        100.0%

Cost of goods sold                            (66.6)        (65.2)        (63.5)
Selling, general and
  administrative expenses                     (19.8)        (19.7)        (20.5)
Advertising expense                            (6.5)         (7.8)         (8.3)
Depreciation and amortization                  (2.3)         (2.3)         (2.3)
Interest expense                               (0.3)         (0.3)         (0.5)

Earnings before income taxes                    4.5           4.7           4.9
Provision for income taxes                     (1.9)         (1.9)         (1.9)

Net earnings                                    2.6%          2.8%          3.0%

     The following table reflects the sources of the increases in Company sales for the periods indicated:


                                                     Fiscal Year
                                             1994       1995          1996

Store sales (000's)                          $55,504     $68,901      $84,880
Catalog sales (000's)                          5,436       6,894        9,384

Sales (000's)                                $60,940     $75,795      $94,264

Total sales growth                              23.7%       24.4%        24.4%
Growth in comparable
  store sales
  (52-53 week basis)                             7.4        10.7          8.7
Growth in catalog sales                         68.6        26.8         36.1

Store locations:
 Existing stores beginning
  of period                                       18          21           25
 New stores opened during period                   3           4            4
  Total stores at end
  of period                                       21          25           29

     The opening of new stores, the expansion of existing stores, as well as the increase in comparable store sales and the growth in catalog sales, contributed to total sales growth for fiscal years 1994, 1995, and 1996. New stores opened during fiscal 1996 included a 4,221 square foot men's and ladies' store in St. Louis, Missouri opened in March 1995 (first quarter); a 4,292 square foot ladies' and "Old School" store opened in Louisville, Kentucky in September 1995 (third quarter); a 5,200 square foot full-line men's and ladies' store opened in Baton Rouge, Louisiana in November 1995 (third quarter); and Harold's second outlet center, a 5,160 square foot store in Hillsboro, Texas in December 1995 (fourth quarter).

     New stores opened during fiscal year 1995 included a 4,000 square foot ladies' and "Old School" store in Charlotte, North Carolina opened in July 1994 (second quarter); a 3,300 square foot ladies' store opened in Austin, Texas in September 1994 (third quarter); a 5,500 square foot full-line men's and ladies' store opened in Plano, Texas in October 1994 (third quarter); and a 5,000 square foot ladies' and "Old School" store opened in Phoenix, Arizona in November 1994 (fourth quarter).

     Significant increases in mail order catalog sales are the direct result of the Company's expansion of this segment of the business. Since the 1989 test market of Harold's first catalog, the Company has expanded its regular catalog to include six seasonal issues each year. For fiscal 1996, the Company's catalog averaged 48 pages per issue with an aggregate mailing (including abridged issues) of approximately 6.5 million catalogs.

     The Company's gross margin increased for fiscal 1996 compared to fiscal 1995 and fiscal 1994. This increase is the result of a combination of several factors. Increased sales volume has enabled the Company to more easily meet the minimums required in the purchase of piece goods and the manufacturing of garments. This has resulted in a reduction of overbuys and markdowns. Verticalization in product development has created opportunities for increases in initial markups. Improved control of downflow of merchandise to the outlet stores has contributed to the reduction in ultimate markdowns. Any increase in net earnings as a percentage of sales will be the result of increasing sales while controlling selling, general and administrative expenses and improvement in gross profit on sales.

     Selling, general and administrative expenses continue to increase. Catalog production cost increased 38% and 51% in fiscal years 1996 and 1995, respectively. These increases in costs were due to the expansion of catalog operations. In fiscal 1997, the Company plans to decrease the rate of sales growth in the catalog division resulting in a decrease in catalog expenses as a percentage of sales. Additionally, an increase of approximately 29% in sales salaries is associated with the Company's efforts to improve the quality of customer service in all stores. The Company anticipates a leveling of this expense category as a percentage of sales. Management anticipates that selling, general and administrative expenses will continue to increase as a result of the Company's expansion plans to open six new stores in fiscal 1997 compared to four new stores in fiscal 1996.

     The average balance on total outstanding debt was $7,633,000 in fiscal 1996 compared to $3,668,000 for fiscal 1995. Average interest rates on the Company's line of credit were higher in fiscal 1996, resulting in an increase in the Company's cost of borrowed capital. As the Company's growth continues, cash flow may require additional borrowed funds which may cause an increase in interest expense.

             The Company's purchases denominated in foreign currency are of a short term nature. The Company does not hedge these foreign currency transactions and it has not been adversely affected in the past. The Company has no assurances that the impact in the future may not be material.

             The Company's income tax rate of 42% in fiscal 1994 and 41% in fiscal 1995, decreased to 40% in fiscal 1996. This decreased tax rate is attributable to the Company's estimation of higher tax rates on temporary differences in fiscal 1994 and fiscal 1995 compared to the tax rates currently estimated.

Capital Expenditures, Capital Resources and Liquidity

             Cash Flows From Operating Activities. For fiscal 1996, net cash provided by operating activities was $709,000 as compared to $569,000 for fiscal 1995. The significant increase in cash flows from operating activities is partially attributable to the difference in timing of cash disbursements as reflected in an increase in accounts payable of $242,000 for fiscal 1996, as compared to an increase in accounts payable of $1,326,000 for fiscal 1995. In addition, the difference in cash flows from operating activities between the two fiscal periods is partially due to an increase of $3,800,000 in the Company's merchandise inventories for fiscal 1996, as compared to fiscal 1995, during which inventories increased by $5,200,000, as a result of the change in the relationship with CMT Enterprises, Inc. (see "Liquidity"). Management expects the dollar amount of its merchandise inventories will continue to increase as it expands its product development and private label merchandise and expands its chain of retail stores and catalog operations, with related increases in trade accounts receivable and accounts payable. Period-to-period differences in timing of inventory purchases and deliveries will affect comparability of cash flows from operating activities.

     In addition, the increased net earnings from fiscal 1996 and fiscal 1995, of $2,787,000 and $2,088,000, respectively, resulted in an increase in accrued expenses of $642,000 as compared to $656,000 for fiscal 1996 and 1995, respectively.

     Cash Flows From Investing Activities. For fiscal 1996 net cash used in investing activities was $4,857,000 as compared to $3,952,000 for fiscal 1995. Capital expenditures totaled $5,159,000 for fiscal 1996 and $3,994,000 for fiscal 1995 and were invested in the new stores and in remodeling and equipment expenditures in existing operations.

     Cash Flows From Financing Activities. During fiscal 1996, the Company made periodic borrowings under its revolving credit facility (see "Liquidity") to finance its inventory purchases, store expansion, remodeling and equipment purchases for the fiscal year.

     The Company has available a long-term line of credit with its bank,(see "Liquidity"). This line had an average balance of $7,000,000 and $2,961,000 for the fiscal years 1996 and 1995, respectively. During fiscal 1996, this line of credit had a high balance of $10,337,000 and a $9,021,000 balance as of February 3, 1996. The balance at March 29, 1996, was $9,817,000.

     Liquidity. The Company considers the following as measures of liquidity and capital resources as of the dates indicated:


                                                      Fiscal Year
                                             1994       1995       1996
Working capital(000's)                       $12,540    $12,524    $21,829
Current ratio                                 3.23:1     2.08:1     3.89:1
Ratio of working capital to total assets       .47:1      .36:1      .51:1
Ratio of long-term debt (including current
   maturities) to stockholders' equity         .11:1      .25:1      .38:1

     In fiscal 1996, the Company renewed its line of credit to be payable at a fixed maturity rather than on demand. As a result the loan was reclassified as long-term debt rather than as a current liability.

     As a result of the change in fiscal 1995 in the relationship with CMT Enterprises, Inc., the Company was required to increase its borrowings approximately $5,200,000 to finance the purchase of raw materials and manufacturing of finished goods. Previously, CMT sold finished goods to the Company. Under the new arrangement, CMT acts as the Company's agent in the purchase of raw materials (i.e. fabrics, linings, buttons, etc.) and supervises the manufacturing process of the Company's merchandise with manufacturing contractors. Increases in inventory because of the Company's expansion have required increased borrowings under the Company's credit line.

     The Company's primary needs for liquidity are to finance its inventories and revolving charge accounts and to invest in new stores, remodeling, fixtures and equipment.

     Management believes cash flow from operations and its existing banking arrangements should be sufficient to meet its operating needs and capital expenditures through fiscal 1997. The Company's capital expenditures budget for fiscal 1997 is approximately $3,700,000. Subsequent to February 3, 1996, the Company increased the above line of credit to $15,000,000. Additionally, a $3,000,000 line of credit was obtained from a separate banking institution for the purpose of issuing letters of credit.

     Management believes that cash flow from operations and its existing banking arrangements should be sufficient to meet its operating needs and capital requirements through the fiscal year ending February 1, 1997; however, in order to take advantage of opportunities to finance the company's growth, management believes it prudent to increase the equity capitalization of the Company rather than finance this expansion through additional borrowings.

Seasonality

     The Company's business is subject to seasonal influences, with the major portion of sales realized during the fall season (third and fourth quarters) of each fiscal year, which includes the back-to-school and the holiday selling seasons. In light of this pattern, selling, general and administrative expenses were typically higher as a percentage of sales during the spring seasons (first and second quarters) of each fiscal year.

Inflation

     Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. Inflation has had no meaningful effect on sales, or net earnings of the Company.

Impact of Pending Accounting Announcements

             In March 1995, the Financial Accounting Standards Board issued Statement 121, "Accounting for the Impairment of LongLived Assets to be Disposed of" (Statement 121). Statement 121 is required to be adopted for fiscal years beginning after December 15, 1995. Statement 121 establishes accounting standards for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

     In October 1995, the Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation" (Statement 123). Statement 123 is required to be adopted for fiscal years beginning after December 15, 1995. Statement 123 establishes financial accounting and reporting standards for stock- based employee compensation plans. The Company does not intend to adopt the value based accounting measurements recommended by Statement 123.

     Management believes that the adoption of Statements 121 and 123 will not have a significant impact on the financial condition or the results of operations of the Company.


                                    BUSINESS

General

     Harold's Stores, Inc., through a 31-location store chain of women's and men's specialty apparel stores in 15 states, offers high-quality, classically inspired apparel to the upscale, quality-conscious consumer primarily in the 20 to 50 year old age group. The stores typically are strategically located in shopping centers and malls with other top-of-the-line specialty retailers and are enhanced by an eclectic mix of antiques, together with specially designed fixtures and visual props, to create an appealing stage for presentation of the Company's distinctive women's and men's apparel and accessories. More than 85% of sales consist of the Company's controlled designs originated by Harold's own stylists and designers and resourced by Harold's buyers from domestic, European and Asian manufacturers. The remainder consists of branded merchandise selected to complement Harold's merchandise presentation. See "Business - Product Development and Sourcing Programs."

     The Company's 31 stores are comprised of 12 full-line women's and men's apparel stores, nine women's apparel stores which include a presentation of men's sportswear featuring the Company's Old School Clothing brand, eight stores featuring women's apparel only and two outlet stores to clear markdowns and slow- moving merchandise. Retail stores range in size from about 2,100 to 14,000 square feet, with the typical store ranging from 4,000 to 6,000 square feet. The Company's store occupancy costs were 7.3% of store sales in fiscal 1996 and 7.2% of store sales in fiscal 1995. Store occupancy costs include base and percentage rent, common area maintenance expense, utilities and depreciation of leasehold improvements.

     The Company achieved comparable store sales growth of 8.7% in fiscal 1996 and 10.7% in fiscal 1995. The Company believes that this increase in comparable store sales is attributable to Harold's product development and merchandising and Harold's commitment to customer service through its sales associates. The Company's average sales per square foot for stores open during the entire fiscal year were $628 and $599 for fiscal 1996 and fiscal 1995, respectively, on a 52-week basis.

     The Company believes that its future success will be achieved by expanding the number of its women's and men's apparel stores, maintaining sales momentum at existing stores, and increasing circulation of its direct response catalog. The Company recently embarked on an aggressive expansion program, adding in the aggregate eight retail stores during fiscal 1995 and fiscal 1996 and thereby increasing the chain store count by approximately 40%.

     The Company's expansion plan has focused and will continue to focus primarily on markets currently served by the Company and in new markets that represent a geographical progression from existing markets. Thus far during fiscal 1997, the Company has opened stores in Greenville, South Carolina and Leawood, Kansas (Kansas City metro) and plans to open four additional stores. These four stores are planned for opening during the balance of fiscal 1997 in regional shopping malls in Raleigh, North Carolina, Tyson's Corner (Northern Virginia), Houston and Denver. All six stores will feature a full line of women's merchandise while four will include a full line of men's merchandise and two will offer men's sportswear.

Retail Merchandising

     The Company's merchandise mix in women's' apparel includes coordinated sportswear, dresses, coats, outerwear, shoes and accessories, all in updated classic styles. A fundamental feature of the Company's marketing strategy is the development of original exclusive and semi-exclusive apparel items. The Company estimates that approximately 90% of its women's apparel sales are attributable to the Company's product development and proprietary label programs. In fiscal 1996, women's apparel accounted for approximately 80% of sales.

     The men's apparel product line includes tailored clothing, suits, sportcoats, furnishings, sportswear, and shoes. The style is what is known in the apparel trade as "updated traditional," classic styling with a contemporary influence. The young executive and college markets account for a substantial portion of the Company's men's store sales.
Branded lines, include Polo, Corbin, Alden, and Kenneth Gordon. In fiscal 1996 the Company's proprietary label apparel accounts for more than 80% of total men's sales. The majority of the men's proprietary label sales are in the Company's Old School Clothing line. In fiscal 1995, men's apparel accounted for approximately 20% of sales.

     The following table sets forth the approximate percentage of sales attributable to the various merchandise categories offered by the Company in the past three fiscal years:

                         Fiscal 1994       Fiscal 1995         Fiscal 1996
                              (Dollar amounts in thousands)
Women's Merchandise
  Sportswear            $38,943   63.9%     50,464   66.6%      65,009   69.0%
  Shoes                   3,270    5.4       3,914    5.2        5,196    5.5
  Handbags, Belts and
   Accessories            3,608    5.9       4,438    5.9        4,962    5.3

Men's Merchandise
  Suits, Sportcoats,
   Slacks and
   Furnishings            4,904    8.1       5,338    7.0        6,493    6.9
  Shoes                     728    1.2         845    1.1          991    1.0
  Sportswear &
   Accessories            9,001   14.8      10,337   13.6       11,256   11.9

Other                       486    0.8         459    0.6          357    0.4

    Total               $60,940  100.0%    $75,795  100.0%     $94,264  100.0%

Company Stores

           The Company's 31 stores range in size from 2,100 to 14,000 square feet, with the typical store ranging from 4,000 to 6,000 square feet. The following table lists Harold's store locations with selected information for each location. Product lines in the table are defined as follows:

          w/m Stores with the Company's full-line women's and men's apparel. w/os Women's apparel stores also featuring the Company's
               "Old School Clothing Company" concept.
          w    Stores featuring women's apparel only.


                                                                                    Product  Square
Metropolitan Area               Location                 Type of Location           Lines    Footage

Atlanta, GA                     Lenox Square             Regional Shopping Center   w        2,446
Atlanta, GA                     Park Place               Specialty Center           w        3,413
Austin, TX                      Arboretum Market Place   Specialty Center           w        3,300
Austin, TX                      8611 N. Mopac Expressway Free Standing*             w/m      13,200
Baton Rouge, LA                 CitiPlace Market Center  Regional Shopping Center   w/m      5,200
Birmingham, AL                  Riverchase Galleria      Regional Shopping Center   w/os     2,713
Charlotte, N.C.                 Shops on the Park        Specialty Center           w/os     4,000
Dallas, TX                      Dallas Galleria          Regional Shopping Center   w        4,974
Dallas, TX                      Highland Park Village    Specialty Center           w/m      7,503
Ft. Worth, TX                   University Park Village  Specialty Center           w/m      4,863
Germantown, TN (Memphis         Saddle Creek South       Specialty Center           w/os     3,909
   metro)
Greenville, S.C.                Greenville Mall          Regional Shopping Center   w/os     5,076
Hillsboro, TX                   Hillsboro Outlet Mall    Outlet Mall*               w/m       5,160
Houston, TX                     Highland Village         Specialty Center           w/m      6,189
Jackson, MS                     The Rogue Compound       Free Standing                 w     2,100
Leawood, KS (Kansas City        Town Center Plaza        Regional Shopping Center   w/m      5,000
   metro)
Kansas City, MO                 Country Club Plaza       Regional Shopping Center   w        4,155
Kensington, MD (Washington,     White Flint Mall         Regional Shopping Center   w/os     4,605
    D.C. metro)
Louisville, KY                  Mall St. Matthews        Regional Shopping Center   w/os     4,292
Lubbock, TX                     8201 Quaker Avenue       Specialty Center           w/os     3,897
Nashville, TN                   The Mall at Greenhills   Regional Shopping Center   w/m      5,975
Norman, OK                      Campus Corner Center     Specialty Center           w/m      5,350
Oklahoma City , OK              106 Park Avenue          Street Location            w/m      3,760
Oklahoma City, OK               50 Penn Place            Specialty Center           w/m      14,240
Omaha, NE                       One Pacific Place        Specialty Center           w        3,272
Phoenix. AZ                     Biltmore Fashion Park    Regional Shopping Center   w/os     5,033
Plano, TX (Dallas metro)        Park and Preston         Free Standing              w/m      5,525
San Antonio, TX                 Broadway and Austin      Free Standing              w        3,312
                                Highway
St. Louis, MO                   Plaza Frontenac          Regional Shopping Center   w/os     4,221
Tulsa, OK                       Farm Shopping Center     Specialty Center           w/m      3,888
Tulsa, OK                       Utica Square             Regional Shopping Center   w/m      4,625
__________________

*Outlet Store

     The employee population of a typical full line
Harold's store consists of a store manager, two assistant managers (ladies' and men's) one or two desk associates, and 5 to 7 sales associates most of whom work on a flex-time basis (20-25 hours per week). Sales associates are paid a commission against a draw. Commissions range from 7 to 10% based on the type of product sold and the scale of the associate. Store manager's are paid on a salary plus a performance bonus based on attainment of sales goals and expense control.

     The Company's stores generally are open seven days per week and evenings. In addition to the Company's own
"Harold's" credit card, the Company accepts VISA, Mastercard and American Express cards.


Product Development and Sourcing Programs

     The Company's product development and sourcing programs enable it to offer exclusive and semi-exclusive items not available in competing stores or catalogs. More than 85% of sales is merchandise where the Company has created or controlled the design, demonstrating the Company's commitment to a unique product mix. The Company believes that this unique product mix enables it to compete with, and differentiates it from, larger apparel chains, by offering customers an exclusive garment at a price below designers and similar open market merchandise. Direct creation and control of merchandise also enables the Company to improve its initial mark up.

     The Company's merchandise consists of (i) items developed by the Company and manufactured exclusively for the Company and individual contractors, (ii) items developed by the Company and manufactured on a semi-exclusive basis for the Company, and
(iii) vendor-developed, non-exclusive items to which the Company's private labels are affixed.

     An important component of the Company's product development programs is market research of styles and fabrics. The Company's buyers shop European and domestic markets for emerging fashion trends, for new vendors, and for fabric, artwork and samples for new garment designs. Through sophisticated computer aided design technologies, the product development staff adapts and develops fabric designs and
garment models   These design models assist the Company in
sourcing and in negotiations with mills and vendors. The Company's product development programs allow it to participate directly in the design and manufacturing of an exclusive product without investing in costly manufacturing equipment. The Company's development program is complemented by association with independent buying offices in New York and Florence.

     The Company's product development programs enable it to offer new styles, often before similar merchandise is available at other specialty or department stores or catalogs. The Company imports a significant portion of its merchandise directly from the United Kingdom, Italy, France and through domestic importers from the Far East.

     The Company's merchandisers travel to Europe, including popular fashion meccas such as Paris and Milan, three to four times each year, searching out new styles and collecting vintage fabrics and antique wallpaper, and original art for pattern development. In addition to purchasing original art work created for pattern development, merchandisers have ongoing contact with several art studios in Europe where artists hand paint intricate patterns and prints exclusively for the Company. The European development work helps the Company spot emerging trends among fashion forward Europeans for development into the Company's classically inspired merchandise.

     The Company merchandisers review the collected material, analyze fashion directions and select the best pieces to convert into prints and patterns for the next season. Once the new patterns are selected, the team then "specs" out various styles - detailing a garment's cut, fit, fabric, color and trim. An advanced textile computer aided design system makes designing new pieces much easier by providing color "proofs" which allow the Company to correct inaccuracies in a design before a working sample is made. This process reduces costs and contributes to the inherent value of each item. After the specs have been finalized, the piece goods - materials for making the product - are ordered from domestic and international fabric mills. The finished fabric is then shipped to manufacturers who cut, sew and trim the completed design.

     The Company's line of leather goods is made by European craftsmen, primarily in Italy. Shoes, belts, handbags, wallets and other leather products are co-designed by the Company's merchandisers and Italian artisans. Italian-made leather goods are marketed under a variety of Company-owned labels and are featured in all of the Company's stores and in its catalog.

     Reflecting the Company's product development programs, a substantial portion of the Company's merchandise purchases are concentrated among a small number of vendors. The Company believes that fewer vendor relationship advance the Company's product development objectives by increasing control over the design and manufacturing process. During fiscal 1995, the Company entered into a new arrangement with its largest apparel vendor, CMT Enterprises, Inc. ("CMT"). Previously, Harold's controlled the design process and paid CMT for finished goods when produced and manufactured. Under the new arrangement, the process has become more verticalized. CMT acts as the Company's agent in the purchase of raw materials (i.e. fabrics, linings, buttons, etc.) and supervises the manufacturing process of the Company's merchandise with manufacturing contractors. The Company purchases raw materials directly from suppliers and pays for the manufacturing process as costs are incurred. CMT is paid a commission based on actual cost of the finished goods. This change has resulted in a cost savings, but has also resulted in an increase in the Company's inventory of piece goods and work in process. The Company believes its new relationship with CMT permits the Company to control the quality and cost of the Company's inventory purchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations and - Liquidity" and "Risk Factors."

Catalog Publication and Order Fulfillment

     In March 1990, using an in-house data base, the Company mailed its first direct response catalog to over 100,000 addresses. In addition to contributing to sales, the catalog has become an increasingly important market research and new store promotion tool. During fiscal 1996, the Company used its mail order buyer list (currently containing approximately 120,000 names), its retail customer list (currently containing approximately 220,000 names) and a variety of rental lists to mail six issues with an average of 48 pages, and an aggregate circulation of approximately 6.5 million copies (including abridged issues). The catalogs are designed and produced in-house with photography, prepress and printing services being outsourced. On-line computerized inventory systems and order processing programs offer control of the fulfillment and shipping times. Orders are processed daily and inventory adjustments are managed accordingly.

     In addition to the catalog's potential future profitability, the Company believes that its catalog program stimulates customer traffic in its existing retail locations and offers a strategic advantage in expanding into new markets. Before new stores are opened, the Company secures detailed databases in specific geographical areas, and mails its catalogs to a targeted consumer base. This process introduces Harold's to potential customers in each market. Responses are measured and analyzed to help formulate positioning strategies and scout potential new locations. By the time a store opens, the catalog has helped create a demand for the Company's products where little may have previously existed.

     In fiscal 1996, mail order sales were $9,384,000 representing approximately 10% of the Company's sales. The Company plans to continue increasing its catalog circulation by growing its own data base and investigating new list rental sources. The Company also plans to expand its catalog fulfillment facilities and management information systems in the near future. While not yet profitable on a stand alone basis, the Company believes that the catalog is a valuable component of its overall marketing and expansion strategy.

Merchandise Inventory Replenishment and Distribution

     The specialty retail apparel business fluctuates according to changes in customer preferences dictated by fashion and season. These fluctuations affect the inventory owned by apparel retailers, since merchandise usually must be ordered well in advance of the season and sometimes before fashion trends are evidenced by customer purchases. The Company's policy of carrying basic merchandise items in full assortments of sizes and colors requires it to carry a significant amount of inventory. The Company must enter into contracts for the purchase and manufacture of proprietary label apparel well in advance of its selling seasons.

     The Company continually reviews its inventory level in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of styles, colors and sizes) and may use markdowns to clear this merchandise. Markdowns also may be used if inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference or if it is determined that the inventory in stock will not sell at its currently marked price. Such markdowns may have an adverse impact on earnings, depending on their extent and the amount of inventory affected. The Company utilizes its two outlet stores to dispose of slow moving merchandise. In addition, slow moving merchandise is cleared through regional off-site discount sales held in January, June and August and which are promoted under the name "Harold's Warehouse Sale".

     The Company operates a 22,000 square foot distribution facility in Norman, Oklahoma. All of the Company's merchandise, over three million units projected for fiscal 1997, will route through the distribution center from various manufacturers. Each item is examined, sorted, tagged and boxed for shipment to the Company's 31 stores and catalog operation. This process is done in a time sensitive manner in a substantially paperless environment, utilizing computers, bar codes and scanners.

     A 64,000 square foot expansion of the existing distribution center is scheduled for completion during the summer of 1996. When the expansion is completed, the facility will have the capability of processing merchandise for 64 stores and increasing to 128 stores with a modest additional investment.

Seasonality

     The Company's business follows a seasonal pattern, peaking twice a year during the late summer back to school (August through early September) and holiday (Thanksgiving through Christmas) periods. In fiscal 1996, approximately 57% of the Company's sales occurred and 64% of net income was earned during the third and fourth fiscal quarters.

Competition

     The Company's business is highly competitive.  The
Company's stores compete with national and local department stores, specialty and discount store chains, catalogers and independent retail stores which offer similar lines of specialty apparel. Many of these competitors have significantly larger sales volumes and assets than the Company.

     Depth of selection in sizes and colors and styles of merchandise, merchandise procurement and pricing, ability to anticipate fashion trends and customer preferences, inventory control, reputation, quality of private-label merchandise, store design and location, advertising and customer service are all important factors in competing successfully in the retail industry. Given the large number of companies in the retail industry, the Company cannot estimate the number of its competitors or its relative competitive position.

     In addition, the success of the Company's operations depends upon a number of factors relating to economic conditions and general consumer spending. If current economic conditions worsen and consumer spending is restricted, the Company's growth and profitability would be negatively impacted.

Customer Credit

     The Company's stores accept the proprietary "Harold's" credit card, and VISA, Mastercard, and American Express credit cards. The Company's catalog operation accepts VISA, Mastercard and the Company's credit card. Credit card sales were 93.5% of sales in fiscal 1994 88.9% in fiscal 1995 and 96.8% in fiscal 1996. In fiscal 1996, 16.9% of sales were made with the Harold's credit card and 79.9% were made with
third party credit cards.   The Company maintains a credit
department for customer service, credit authorizations, credit investigation, billing and collections. As of February 3, 1996, the allowance for bad debts from Company credit card sales was approximately 1.3% of these sales for fiscal 1996.

    Harold's has offered customers its proprietary credit card since 1974. The Company believes that providing its own credit card enhances customer loyalty while providing customers with additional credit. At February 3, 1996, the Company had approximately 32,000 credit accounts, 40.2% which had been used at least once during the prior 12 months, and the average card holder had a line of $1,200 and an outstanding balance of $365.

Advertising

    The Company maintains an in-house advertising department which has won numerous Addy awards at the local, district and national levels. The advertising department staff produces in-house print advertising for daily and weekly newspapers and other print media, and designs the Company's direct response catalogs and other direct mail pieces. In fiscal 1996, the Company spent $7,807,000 (8.3% of sales) on advertising as compared to $5,912,000 in fiscal 1995 (7.8% of sales). The advertising department is also involved in the production of quarterly and annual reports to the Company's stockholders, sales training materials, internal marketing materials, and all corporate logos and labeling.

Management Information Systems

    The Company has placed great emphasis on upgrading and integrating its management information systems ("MIS"). The Company believes these upgrades will enable it to maintain more efficient control of its operations and facilitate faster and more informed responses to potential opportunities and problems. The Company maintains a MIS team to oversee these information management systems, which include credit, sales reporting, accounts payable and merchandise control, reporting and distribution.

    The Company uses an integrated point-of-sale ("POS") inventory and management system to control merchandising and sales activities. This system automatically polls each location every 24 hours and provides a detailed report by merchandise category the next morning. Management evaluates this information daily and implements merchandising controls and strategies as needed. The Company's POS system has been updated to allow additional functions to be programmed into the system. Recently, the Company added new personnel scheduling and timekeeping capabilities, and is currently in the process of implementing a new customer profile function to better identify and track consumer demographics.

    The Company continues to implement newer and better inventory control systems. The Company routinely conducts its own inventory using a sophisticated scanning system. POS scanning devices record and track SKU bar codes which are assigned to every piece of merchandise. This information is downloaded into the Company's IBM AS400 computer which generates a detailed report within 24 hours of the physical inventory.

    The Company has also implemented ARTHURr, a computerized merchandise planning system which interacts with the Company's
AS400 and Island Pacific software. ARTHURr facilitates seasonal planning by department and store, and provides certain data for financial planning.

    The Company plans to continue implementing upgrades and improving its management information system to keep abreast with the retail industry's increasing technological advances.

Trademarks, Service Marks, and Copyrights

    "Harold's", "Harold Powell", "Old School Clothing Company", "OSCC Bespoke" and other trademarks either have been registered, or have trademark applications pending, with the United States Patent and Trademark Office and with the registries of various foreign countries. The Company files U.S. copyright registration on the original design and artwork purchased or developed by the Company.

    The Company's Houston store is called "Harold Powell" rather than "Harold's" to avoid confusion with a local men's apparel store which operates in Houston under the name "Harold's" with prior usage in this market predating the Company's federal registration.

Employees

    At May 1, 1996, the Company had approximately 480 full-time and 626 part-time employees. Additionally, the Company hires temporary employees during the peak late summer and holiday seasons. None of the Company's employees belongs to any labor union and the Company believes it has good relations with its employees.

Store Leases

    At May 1, 1996, the Company had 30 leased stores. The Company believes rent payable under its store leases is a key factor in determining the sales volume at which a store can be profitably operated. The leases typically provide for an initial term of 12 years. In most cases, the Company pays a base rent plus a contingent rent based on the store's net sales in excess of a certain threshold, typically four to five percent of net sales in excess of the applicable threshold. Among current store leases, one store lease has fixed rent with no percentage rent; all other store leases provide for a base rent with percentage rent payable above specified minimum sales. One store lease has percentage rent only. All stores except six operated at sales volumes for fiscal 1996 above the breakpoint (the sales volume below which only rent is payable). Based on the Company's current level of sales per square foot, some of the risk from any decline in future sales volume in these stores is reduced because a corresponding decline in occupancy expense would occur.

    Substantially all of the leases require the Company to pay property taxes, insurance, utilities and common area maintenance charges. The current terms of the Company's leases, including automatic renewal options, expire as follows:

          Years Leases                     Number of
             Expire                         Stores
          1996-1997                            3
          1998-1999                            4
          2000-2002                            7
          2003 and later                      16

    The Company generally has been successful in renewing its store leases as they expire.

    During fiscal 1996, the Company entered into new leases for stores in St. Louis, Louisville, Hillsboro, Texas, Baton Rouge, Houston, Leawood, Kansas and Greenville, South Carolina. Management believes the terms of these leases are comparable with other similar national retailers in these locations. Base rent (minimum rent under terms of lease) in current leases ranges from $6 per square foot to $41 per square foot over the terms of the leases. Total base rent has continued to increase based on new store leases. Occupancy cost has increased slightly as the Company has entered new markets. The following table sets forth the fixed and variable components of the Company's rent expense for the fiscal years indicated:


                                             Fiscal Year
                               1994             1995          1996

 Base rent                     $1,461,000       $1,791,000    $2,222,000
 Additional amounts computed
 as a percentage of sales      666,000          922,000       1,112,000

    Total                      $2,127,000       $2,713,000    $3,334,000

Corporate Headquarters and Catalog Fulfillment Center

    The Company owns a complex of contiguous buildings in Norman, Oklahoma comprised of approximately 36,500 square feet, with 22,000 square feet of this space being utilized by the Company for its executive offices, administrative functions and catalog fulfillment center. Data processing, accounting, credit, and marketing departments are housed together with the catalog telephone center, inventory and shipping facilities. The remainder of this complex is currently rented and can be used for expansion of the catalog fulfillment center and other company needs.

Merchandise Buying Office and Distribution Center

    The Company leases a 10,000 square foot building in Dallas used as a buying office and a 22,000 square foot distribution center in Norman. The distribution center is equipped with automated systems for receiving, processing and distributing merchandise. Substantially all merchandise is shipped from vendors directly to the distribution center, where it is received, inspected and ticketed for inventory control. The merchandise is then shipped by company trucks or common carrier to the stores.

    The lessor of the Dallas buying office and the distribution center is a limited partnership whose partners include Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell and Lisa Powell Hunt, all of whom are shareholders and directors of the Company. The term of the buying office lease is 16 years commencing April 1, 1996, with annual rent payments of $158,000 plus insurance, utilities and property taxes until April, 2000, at which time the annual rent will become $180,000, plus insurance, utilities and property taxes, increasing $2,500 each year thereafter until expiration of the lease. The term of the distribution center lease is 10 years commencing December 1, 1992, with annual rent payments of $64,000 plus insurance, utilities and property taxes.

    The Company has an option to purchase the distribution center for a purchase price equal to the greater of the adjusted cost basis of the lessor at the time of closing or 90% of appraised value, exercisable through the fifth year of the lease. At the end of the third lease year on November 30, 1995, the lessor's adjusted cost of the distribution center was approximately $798,000.

MANAGEMENT AND DIRECTORS

          The following persons serve as executive officers and directors of the Company. Unless otherwise noted, the executive officers serve in the following capacities at the pleasure of the Board of Directors of the Company:

                                 Officer or
Name                     Age     Director    Position
                                 Since

Harold G. Powell         72      1948        Chairman of the Board of Directors

Rebecca Powell Casey     44      1977        Chief Executive Officer and Director

H. Rainey Powell         42      1978        President, Chief Operating and Financial
                                             Officer, Treasurer, Secretary and Director

Kenneth C. Row           31      1986        Executive Vice President and Director

Janet F. Firth           39      1984        Vice President - Ladies Merchandise Manager

Jeffrey T. Morrell       37      1993        Vice President - Stores

Linda L. Daugherty       41      1994        Vice President and Controller

James A. Agar            64      1987        Director

Michael T. Casey         47      1988        Director

Robert B. Cullum, Jr.    47      1993        Director

Lisa Powell Hunt         40      1987        Director

W. Howard Lester         60      1995        Director

Gary C. Rawlinson        54      1987        Director

William F. Weitzel, PhD  59      1989        Director

     Harold. G. Powell, the founder of the Company, has been Chairman of the Board of the Company since its organization in 1987, and was Chief Executive Officer from 1987 to 1992. Prior to 1987, he was chief executive officer and/or chairman of the board of directors of each of the predecessor corporations through which the Company's business was conducted. Mr. Powell opened the first clothing store at the Company's Norman, Oklahoma location in 1948. Mr. Powell is employed pursuant to an employment agreement which expires January 31, 1998.

     Rebecca Powell Casey was appointed Chief Executive Officer of the Company in 1992, and prior to that time had been the President from 1987 to 1988, and Executive Vice President-Merchandise and Product Development from 1989 to 1991. Ms. Casey has been employed by the Company and its predecessors in various managerial positions since 1977. Ms. Casey is employed pursuant to an employment agreement which expires January 31, 1998.

     H. Rainey Powell has been Chief Financial Officer, Treasurer, Secretary and a Director of the Company since 1987. Mr. Powell was elected President and Chief Operating Officer in 1992. Mr. Powell has been employed by the Company and its predecessors in various managerial positions since 1978. Mr. Powell is employed pursuant to an employment agreement which expires January 31, 1998.

     Kenneth C. Row has served as Executive Vice President and a
Director of the Company since 1992.  Prior to that time and since
1988, Mr. Row was Vice President - Marketing. Mr. Row has been employed by the Company and its predecessors in various managerial positions since 1986.

     Janet F. Firth, has served as Vice President - Ladies
Merchandise Manager of the Company since 1987. Prior to that time, Ms. Firth was employed by the Company and its predecessors in various managerial capacities since 1984.

     Jeffrey T. Morrell has served as Vice President - Stores of the Company since 1993. Prior to that time, Mr. Morrell was employed in various managerial capacities since 1990.

     Linda L. Daugherty has served as Vice President and
Controller of the Company since 1994.  Prior to that time, Ms.
Daugherty was employed by the Company and its predecessors in various managerial capacities since 1980.

     James A. Agar is President of Agar, Inc. and Advisory
Director of Agar, Ford, Jarmon and Muldrow Insurance Agency.

     Michael T. Casey is Chairman of the Board of Grand Prairie State Bank, Texas, a privately held bank since 1989, and President of Casey Bancorp, Inc. Prior to and since that time, Mr. Casey has been engaged in investments and banking. He previously served as a Senior Vice President of the Company from 1989 until 1991

     Robert B. Cullum, Jr. is Partner of Fairway Capital
Partners, Ltd and Wayfair Capital Partners, Ltd, both of which are privately held real estate investment partnerships based in Dallas, Texas. Mr. Cullum was involved for 30 years in the supermarket industry with Cullum Co., Inc.

     Lisa Powell Hunt is engaged in investments and was formerly employed by The First Boston Corporation as a registered institutional sales executive from 1980 to 1984. Ms Hunt is the daughter of Harold G. Powell.

     W. Howard Lester has been Chairman and Chief Executive
Officer of Williams-Sonoma, Inc. since 1978.

     Gary C. Rawlinson is a shareholder-director of the law firm of Crowe & Dunlevy, A Professional Corporation, which firm serves as general counsel to the Company.

     William. F. Weitzel, PhD has erved as Professor of Business Administration at the University of Oklahoma since 1983 and as a Director of the College of Business Administration's Skills Enchancement Program since 1986. Mr. Weitzel is President of William Weitzel, Inc. a management consulting organization.

                  DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 7,500,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of May 1, 1996, there were 4,965,245 shares of Common Stock outstanding. No shares of Preferred Stock have been issued.

     The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Capitalization" and "Selling Shareholders".

Common Stock

     Holders of Common Stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provisions of law or the Company's Certificate of Incorporation or Bylaws. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor, when and if so declared. See "Price Range of Common Stock and Dividend Policy." All outstanding shares are, and the shares issuable pursuant to the offering will be, when issued and paid, fully paid and non-assessable.

Preferred Stock

     No shares of Preferred Stock are outstanding.
The Company's Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock from time to time in one or more series. The Board of Directors, without shareholder approval, is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. The issuance of Preferred Stock could be used under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action by the holders of the Common Stock, to issue Preferred Stock which could adversely affect the rights of holders of the Common Stock, including loss of voting control. The issuance of any series of Preferred Stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock. The Company has no present plans, agreements or understandings to issue any shares of Preferred Stock.

Oklahoma Law and Certain Charter Provisions
     The Company's Certificate of Incorporation provides that, to the fullest extent permitted by the Oklahoma General
Corporation Act, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its shareholders. The provision in the Certificate of Incorporation does not eliminate the duty of care and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma law. However, such remedies may not be effective in all cases.
In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemption's that are unlawful under Oklahoma law. The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.

     Under the Oklahoma General Corporation Act, the Company has broad powers to indemnity its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act, except as to any action, suit or proceeding brought by or on behalf of such persons without prior approval of the Board of Directors. The Certificate of Incorporation requires the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding, except for certain proceedings brought by or on behalf of such persons as indicated above, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Company, or is or was serving at the request of the Company as a director or officer of another enterprise, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in the case of a derivative action, an officer or director will not be entitled to indemnification in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought determines that such person is fairly and reasonable entitled to indemnity for expenses.

     In addition, the Company has entered into Indemnity Agreements with each director of the Company which require the Company to indemnify such persons against certain liabilities and expenses incurred by any such persons by reason of their status or service as directors or officers of the Company and which set forth procedures that will apply in the event of a claim for indemnification under such agreements. The Company believes that these agreements enhance its ability to attract and retain highly qualified directors.

     As of the date of this Prospectus, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer Agent

     Liberty Bank and Trust Company of Oklahoma City, N.A. is the transfer agent and registrar for the Common Stock.

SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common stock as of May 1, 1996 by each of the Selling Shareholders. Except as otherwise indicated in the footnotes to this table, the Company believes that each Selling Shareholder has sole voting and investment power with respect to the shares indicated as beneficially owned, subject to applicable community property laws. For a description of related party transactions, see "Business - Merchandise Buying Office and Distribution Center".

                               Shares Beneficially
                               Owned Prior to                        Shares Beneficially Owned
                               Offering              Shares Being       After Offering(1)
Selling Shareholders           Number     Percent    Offered(1)      Number     Percent

Harold G. Powell(2)(6)         513,003    10.3%      62,500          450,503    8.4%

The Security National Bank
    and Trust Company of
    Norman, as Trustee (3)(6)  638,943    12.9%      62,500          576,443    10.7%

Rebecca Powell Casey(4)(6)     750,678    15.0%      45,000          705,678    13.1%

Lisa Powell Hunt(5)(6)         364,813    7.3%       15,000          349,813    6.5%
__________________

     (1) Except as otherwise indicated, assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."
If the Underwriters' over-allotment option is exercised in full, the Selling Shareholders intend to sell additional shares as follows:
Harold G. Powell- ____additional shares; The Security National Bank and Trust
Company of Norman, as Trustee ("Security") - _____additional shares; Rebecca Powell Casey - ____additional shares; and Lisa
Powell Hunt - ____additional shares. Sale of such additional shares will result in beneficial ownership after the offering as follows: Harold G. Powell - ___shares (__%); Security -
___shares (___%);  Rebecca Powell Casey - ____shares (___%);
and Lisa Powell Hunt - ____shares (____%).

(2) Harold G. Powell is Chairman of the Board of Directors of the Company.
The shares indicated as beneficially owned by Mr. Powell include (i) 21,318 shares that Mr. Powell has the right to acquire upon exercise of currently exercisable stock options granted under the Company's 1993 Performance and Equity
Incentive Plan and (ii) 273,865 shares held by Security, as Trustee of the Elizabeth M. Powell Trust A, over which Mr.
Powell possesses a general power of appointment exercisable at his death. The shares indicated as beneficially owned by Mr.
Powell do not include 365,078 shares held by Security, as Trustee of the Elizabeth M. Powell Trust B, over which Mr.
Powell may be deemed to have shared voting power.

     (3) Consists of 273,865 shares held by Security, as Trustee of the Elizabeth M. Powell Trust A, and 365,078 shares held by Security, as Trustee of the Elizabeth M. Powell Trust
B. All of the shares being sold by Security are held by Security in its capacity as Trustee of the Elizabeth M. Powell
Trust A. The shares held by Security, as Trustee of the Elizabeth M. Powell Trust A, are also included in the shares indicated as beneficially owned by Mr. Powell. See footnote
(2) above.

      (4) Rebecca Powell Casey is Chief Executive Officer of the Company. The shares indicated as beneficially owned by Ms.
Casey include (i) 23,028 shares that Ms. Powell has the right to acquire upon exercise of currently exercisable stock options granted under the Company's 1993 Performance and Equity
Incentive Plan and (ii) 91,068 shares held by Ms. Casey as custodian for the benefit of her minor children. The shares indicated as beneficially owned by Ms. Casey do not include
294,846 shares beneficially owned by Michael T. Casey, a director of the Company and the spouse of Ms. Casey, as to which shares Ms. Casey disclaims beneficial ownership. Ms.
Casey is the daughter of Harold G. Powell.

(5) Lisa Powell Hunt is a director of the Company. The shares indicated as beneficially owned by Ms. Hunt include (i) 4,725 shares that Ms. Hunt has the right to acquire upon exercise of currently exercisable stock options granted under the Company's 1993
Performance and Equity Incentive Plan, and (ii) 73,411 shares held by Ms. Hunt as custodian for the benefit of her minor children. The shares indicated as beneficially owned by Ms.
Hunt do not include 30,356 shares held by the spouse of Ms.
Hunt, as to which shares Ms. Hunt disclaims beneficial ownership. Ms. Hunt is the daughter of Harold G. Powell.

(6)    Pursuant to a Shareholders Agreement, effective August 18,
1987, Harold G. Powell, Rebecca Powell Casey, Lisa Powell Hunt,
Security and certain other shareholders have agreed to vote the Common Stock held by them in accordance with the decision of those holding a majority of the shares of Common Stock subject to the Shareholders Agreement. Such group of shareholders may be treated as the beneficial owners of 2,756,478 shares, or approximately 54.7% of the outstanding Common Stock of the Company. Except as otherwise indicated above, the shares indicated as beneficially owned by each Selling Shareholder do not include shares held by other members of the group.

                             UNDERWRITING

Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting
Agreement"), Scott & Stringfellow, Inc. (the "Underwriter"), has agreed to purchase, and the Company and the Selling
Shareholders have agreed to sell to the Underwriter, the respective number of shares of Common Stock set forth opposite the Underwriter's name below:

            Underwriter          Number of Shares
Scott & Stringfellow, Inc.       ________


Total                            575,000

     The Underwriting Agreement provides that the obligation of the Underwriter to purchase shares of Common Stock is subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriter is obligated to take and pay for all such shares of Common Stock, if any are taken.

     The Underwriter proposes initially to offer such shares of
Common Stock directly to the public at the public offering
price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess
of $          per share.  The Underwriter may allow, and such
dealers may allow, a concession not in excess of $          per
share to certain other dealers.  After the shares of Common
Stock are released for sale to the public, the offering price and such concessions may be changed.

     The Company and the Selling Shareholders have granted to the Underwriter an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 87,750 additional shares of Common Stock at the public offering price, less the underwriting discount. The
Underwriter may exercise such option solely for the purpose of covering over-allotments, if any.

     The Company and certain of its shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 120 days after the date hereof, without the prior written consent of Scott & Stringfellow, Inc., with certain limited exceptions.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

                       LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Crowe &
Dunlevy, A Professional Corporation, Tulsa, Oklahoma.  Gary C.
Rawlinson, a shareholder and director of Crowe & Dunlevy, is a director of the Company and is the beneficial owner of 9,962 shares of Common Stock, including 4,725 shares issuable upon exercise of outstanding options to purchase Common Stock granted to Mr. Rawlinson in connection with his service as a director. Certain legal matters in connection with the offering will be passed upon for the Underwriter by Hunton &
Williams, Richmond, Virginia.

                            EXPERTS
     The consolidated balance sheets of the Company and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, shareholders' earnings, and cash flows for the 53-week period ended February
3, 1996 and 52-week periods ended January 28, 1995 and January
29, 1994, have been included and incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report                                          F-2

Consolidated Financial Statements:

     Consolidated Balance Sheets
          February 3, 1996, and January 28, 1995                      F-3

     Consolidated Statements of Earnings
          53 Weeks Ended February 3, 1996, 52 Weeks Ended
          January 28, 1995, and January 29, 1994                      F-5

     Consolidated Statements of Stockholders' Equity
          53 Weeks Ended February 3, 1996, 52 Weeks Ended
          January 28, 1995, and January 29, 1994                      F-6

     Consolidated Statements of Cash Flows
          53 Weeks Ended February 3, 1996, 52 Weeks Ended
          January 28, 1995, and January 29, 1994                      F-7

     Notes to Consolidated Financial Statements                       F-8


                    INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Harold's Stores, Inc.:



     We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. and subsidiaries (the Company) as of February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the 53 week period ended February 3, 1996, and the 52 week periods ended January 28, 1995 and January 29,
1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 3, 1996, and January 28, 1995, and the results of their operations and their cash flows for the 53 week period ended February 3, 1996, and the 52 week periods ended January
28, 1995, and January 29, 1994, in conformity with generally accepted accounting principles.

                                   KPMG PEAT MARWICK LLP


Oklahoma City, Oklahoma
March 29, 1996



                   HAROLD'S STORES, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                                       ASSETS
                                    (In Thousands)

                                                     February 3,     January 28,
                                                         1996            1995
Current assets:

Cash and cash equivalents                            $        2            109
Trade accounts receivable, less allowance
  for doubtful accounts of $200 and $175,
  respectively                                            4,687          4,238
Other accounts receivable                                   568            671
Merchandise inventories                                  21,647         17,847
Prepaid expenses                                          1,759            646
Deferred income taxes                                       710            622

 Total current assets                                    29,373         24,133

Property and equipment, at cost                          18,999         15,186
Less accumulated depreciation
  and amortization                                       (6,097)        (4,955)

 Net property and equipment                              12,902         10,231

Other assets                                                334            297


Total assets                                             $42,609        34,661


     See accompanying notes to consolidated financial statements.


                  HAROLD'S STORES, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                   LIABILITIES AND STOCKHOLDERS' EQUITY
                      (In Thousands Except Share Data)
                                                               February 3, 1996   January 28, 1995

Current liabilities:

   Current maturities of long-term debt                        $      75          4,977
   Accounts payable                                                4,396          4,154
   Redeemable gift certificates                                      672            509
   Accrued bonuses and payroll expenses                            1,624          1,129
   Accrued rent expense                                              241            257
    Income taxes payable                                             536            583

          Total current liabilities                                7,544         11,609

Long-term debt, net of current maturities                          9,540            594
Deferred income taxes                                                226            198

Commitments and contingent liabilities (notes 8, 9 and 11)

Stockholders' equity:

   Preferred stock of $.01 par value
      Authorized 1,000,000 shares; none issued                         -             -
   Common stock of $.01 par value
      Authorized 7,500,000 shares; issued and
        outstanding  4,958,181 in 1996, 4,698,174 in 1995             50             47
    Additional paid-in capital                                    20,572         17,491
    Retained earnings                                              4,677          4,722

           Total stockholders' equity                             25,299         22,260


Total liabilities and stockholders' equity                      $ 42,609         34,661


See accompanying notes to consolidated financial statements

                       HAROLD'S STORES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF EARNINGS
                         (In Thousands Except Share Data)
                                            53 Weeks Ended       52 Weeks Ended      52 Weeks Ended
                                            February 3, 1996     January 28, 1995    January 29, 1994

Sales                                       $94,264              75,795              60,940

Costs and expenses:
   Cost of goods sold (including
occupancy and central buying expenses,
exclusive of items shown separately
below)                                       59,831              49,388              40,591

   Selling, general and administrative
     expenses                                 19,344              14,972              12,072

   Advertising expense                        7,807               5,912               3,968

   Depreciation and amortization              2,185               1,710               1,409

   Interest expense                             452                 274                 117

                                             89,619              72,256              58,157

   Earnings before income taxes               4,645               3,539               2,783

Provision for income taxes                    1,858               1,451               1,171

   Net earnings                             $ 2,787               2,088               1,612

Earnings per common share                  $    .56                 .42                 .35
Weighted average number of common
  shares outstanding                      5,000,033           4,923,951           4,598,846



See accompanying notes to consolidated financial statements.

                        HAROLD'S STORES, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in Thousands)

                                          53 Weeks Ended       52 Weeks Ended        52 Weeks Ended
                                          February 3, 1996     January 28, 1995      January 29, 1994

Common stock:

     Balance, beginning of year           $       47                    43                     33

Stock dividend  (5 percent) in
1996 of 235,868 shares, and (10
percent), 426,970 shares in 1995,
and  386,549 shares in 1994                        3                     4                      4

Stock bonuses, 1,301 shares in
1996, 645 shares in 1995, and
1,315 shares in 1994                               -                     -                      1

Employee Stock Purchase Plan
22,838 shares in 1996, and 17,712
shares in 1995                                     -                     -                      -

Sale of 516,000 shares                             -                     -                      5

   Balance, end of year                   $       50                    47                     43

Additional paid-in capital:

   Balance, beginning of year             $   17,491                13,047                  6,945

Stock dividend (5 percent) in
1996 and (10 percent) in 1995
and 1994                                       2,827                 4,265                  3,090

Stock bonuses                                     13                     6                      8

Sale of 516,000 shares, net of
issuance cost of $474,000                          -                     -                  3,004

Employee stock purchase plan                     241                   173                      -

   Balance, end of year                   $   20,572                17,491                 13,047

Retained earnings:

Balance, beginning of year                $    4,722                 6,906                  8,388

Net earnings                                   2,787                 2,088                  1,612

Stock dividend (5 percent) in
1996 and (10 percent )
in 1995 and 1994                              (2,832)               (4,272)                (3,094)

Balance, end of year                      $    4,677                 4,722                  6,906

See accompanying notes to consolidated financial statements.

                           HAROLD'S STORES, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (In Thousands)
                                      53 Weeks Ended    52 Weeks Ended     52 Weeks Ended
                                      February 3, 1996  January 28, 1995   January 29, 1994

Cash flows from operating
activities:
Net earnings                          $2,787            $  2,088            1,612
Adjustments to reconcile net
earnings to net cash provided by
(used in) operating activities:
   Depreciation and amortization      2,185                1,710            1,409
   Loss (gain) on sale of assets          1                   (4)              (6)
   Shares issued under employee
   incentive plans                      255                  179                9
Changes in assets and liabilities:
   Increase in trade and other
     accounts receivable               (346)                (419)            (999)
   Increase in merchandise
     inventories                     (3,800)              (5,200)          (1,891)
   Increase in income taxes
     receivable                           -                    9               37
   Deferred income taxes (benefits)     (60)                 (95)              29
   Decrease (increase) in other
     assets                             (37)                   2             (222)
   Increase in prepaid expenses      (1,113)                (266)             (35)
   Increase (decrease) in accounts
     payable                            242                1,326             (393)
   Increase (decrease) in income
    taxes payable                      (47)                 583                --
   Increase (decrease) in accrued
     expenses                           642                  656              (59)
Net cash provided by (used in)
  operating activities                  709                  569             (509)

Cash flows from investing
activities:
   Acquisition of property and
     equipment                       (5,159)              (3,994)          (2,909)
   Proceeds from disposal of
     property and equipment             302                   42              105
Net cash used in investing
  activities                         (4,857)              (3,952)          (2,804)

Cash flows from financing
activities:
   Advances on debt                  32,652               26,357           18,325
   Payments of debt                 (28,608)             (23,005)         (18,065)
   Proceeds of common stock
     offering                             -                    -            3,009
   Payments of fractional shares
    issued with stock dividend           (3)                  (3)               -
Net cash provided by financing
  activities                          4,041                3,349            3,269

Net decrease in cash and cash
  equivalents                         (107)                  (34)             (44)
Cash and cash equivalents at
  beginning of year                    109                   143              187
Cash and cash equivalents at
end of year                        $     2                   109              143

Supplemental disclosure of cash
flow information:
Cash paid during the year for:
   Income taxes                    $ 1,965                   954            1,025
   Interest                        $   452                   291              139



See accompanying notes to consolidated financial statements.

                   HAROLD'S STORES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           February 3, 1996, January 28, 1995, and January 29, 1994

1.   Summary of Significant Accounting Policies

Nature of Entity

     Harold's Stores, Inc. an Oklahoma corporation (the Company), operates a chain of "updated traditional", classic styled ladies' and men's specialty apparel stores. The Company offers its merchandise in 29 stores primarily across the South and Southwest, with 10 stores located in Texas, and through its mail order catalog. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer. In addition, the in-house advertising and catalog production capabilities create opportunities for vertical integration.

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Definition of Fiscal Year

     The Company has a 52-53 week fiscal year which ends on the Saturday closest to January 31. Fiscal years 1996, 1995 and
1994 ended February 3, 1996,  January 28, 1995, and January 29,
1994, respectively.

Accounts Receivable and Finance Charges

     Trade accounts receivable primarily represent the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when billed to the customers. Minimum monthly payments are required generally equal to ten percent of the outstanding balance. The average liquidation rate at February 3, 1996, was approximately 4 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $705,000, $578,000, and $480,000, in fiscal 1996, fiscal 1995, and fiscal 1994, respectively.

Merchandise Inventories

     Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Inventories of raw materials are valued at the lower of cost or market, and approximate $5,600,000 and $3,600,000 in fiscal 1996, and fiscal 1995, respectively.

Depreciation, Amortization, and Maintenance and Repairs

     Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

     Buildings                                 30 years
     Leasehold improvements                  5-10 years
     Furniture and equipment                  4-7 years

     Maintenance and repairs are charged directly to expense as incurred, while betterment's and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.

Preopening Expenses and Catalog Costs

     Costs associated with the opening of new stores are expensed during the first full month of operations. The costs are carried as prepaid expenses prior to the store opening.
Such costs included approximately $535,000 at February 3, 1996, and $67,000 at January 28, 1995.

     The Company expenses all non-direct advertising as incurred and defers the direct costs of producing its mail order catalogs. These costs are amortized over the estimated sales period of the catalogs, generally three to four months. At February 3, 1996 and January 28, 1995 approximately $257,000 and $220,000 of deferred catalog costs are included in other assets, respectively. The Company incurred approximately $7,807,000, $5,912,000, and $3,968,000 in advertising expenses of which approximately $4,818,000, $3,678,000, and $2,157,000 were related to the mail order catalogs during fiscal years 1996, 1995 and 1994 respectively.

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Common Share

     Net earnings per common share are based upon the weighted average number of common shares outstanding during the periods restated for the five percent stock dividend in fiscal 1996, and the ten percent stock dividends in fiscal 1995, and fiscal 1994 and includes common stock equivalents of 53,181 in fiscal 1996.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

     Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

2.   Fair Value of Financial Instruments

     The recorded amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. The Company's debt is at a variable interest rate; therefore, book value approximates fair value.

3.   Property and Equipment

     Property and equipment at February 3, 1996 and January 28,
1995 consisted of the following (in thousands):

                                 1996          1995

Land                             $   665       $    590
Buildings                          2,796          1,987
Leasehold improvements             4,934          4,310
Furniture and equipment           10,604          8,299
                                 $18,999        $15,186

4.   Note Payable and Long-term Debt

Borrowings under short-term agreements were as follows (in thousands):

                                         1996      1995     1994

Balance at end of fiscal year            $  -      4,902    1,475
Weighted average interest rate at
  end of fiscal year                        -        8.5%     6.0%
Maximum balance outstanding during
  the year                               $7,558    5,928    2,950
Average balance outstanding during
  the year                               $5,552    2,961    1,051
Weighted average interest rate
  during the year                           8.6%     7.4%     6.1%

Average outstanding balances in the above table are based on the number of days outstanding. Weighted average interest rates are the result of dividing the related interest expense by average borrowings outstanding.

Long-term debt at February 3, 1996, and January 28, 1995 consisted of the following (in thousands):

                                              1996          1995

Borrowings under line of credit,
bearing interest at a variable
rate (7.8% at February 3, 1996) payable
monthly, principal due June 30, 1997.         $9,021           -

Note payable to bank, secured by
building and land with net book value
of $335 at February 3, 1996, bearing
interest at a variable rate, (8.0% at
February 3, 1996), due in monthly
installments of principal of $6 plus
accrued interest, with final payment
due September 2002.                               594        669

Total long-term debt                            9,615        669

   Less current maturities of
     long-term debt                                75         75

Long-term debt, net of current
  maturities                                   $9,540        594

The annual maturities of the above long-term debt as of  February
3, 1996 are as follows (in thousands):

        Fiscal year ending
        1997                         $     75
        1998                            9,096
        1999                               75
        2000                               75
        2001                               75
        2002 and subsequent               219

        Total                         $ 9,615

     During fiscal 1995, the Company's line of credit was classified as short-term. On August 22, 1995, the line of credit available was renewed with a two-year maturity and increased to a $12,000,000 credit facility. Subsequent to February 3, 1996, the Company increased the above line of credit to $15,000,000. Additionally, a $3,000,000 line of credit was obtained from a separate banking institution for the purpose of issuing letters of credit.

5.   Income Taxes

     Income tax expense (benefit) for the years ended February 3, 1996, January 28, 1995, and January 29, 1994, consisted of the following (in thousands):

                           1996         1995        1994
        Current:
           Federal         $1,569         1,265       925
           State              349           281       217
                            1,918         1,546     1,142
        Deferred:
           Federal            (50)          (79)       23
           State              (10)          (16)        6
                              (60)          (95)       29

         Total             $1,858         1,451     1,171

     Income tax expense differs from the normal tax rate as follows :

                                 1996      1995      1994

 Statutory tax rate              34%       34%       34%
 Increase in income taxes
 caused by:
    State income taxes             6         6         6
    Other, net                     -         1         2

 Effective tax rate               40%       41%       42%

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 3, 1996 and January 28, 1995 are presented below (in thousands):

                                             1996        1995

 Deferred tax assets - current:

 Allowance for doubtful accounts             $   85        74
 Merchandise inventories                        534       528
 Deferred compensation                           91        20
                                             $  710       622
 Deferred tax liability - noncurrent:

 Property and equipment                      $  226       198

     The net deferred tax asset relates solely to future deductible temporary differences and there is no valuation allowance. Management believes that it is more likely than not that the Company will fully realize the gross deferred tax assets; however, there can be no assurances that the Company will generate the necessary adjusted taxable income in any future periods.

6.   Stockholders' Equity and Stock Options

     The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. No preferred shares were issued and outstanding at either February 3, 1996, or January 28, 1995.

     The Company has reserved 1,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan which was adopted in April 1993 and amended June 1995. The plan has a term of ten years. The Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. The following table summarizes the stock option activity for the periods indicated:

                                     Shares      Range of
                                                 Exercise
                                                 Prices

Options outstanding, fiscal 1993     33,033      $6.30

Granted                              -           -
Exercised                            -           -
Terminated                           (3,809)     6.30
Options outstanding, fiscal 1994     29,224      6.30

Granted                              303,074     8.42-9.29
Exercised                            -
Terminated                           (21,484)    6.30-9.29
Options outstanding, fiscal 1995     310,814     6.30-9.29

Granted                              33,075      10.48
Exercised                            (304)       10.48
Terminated                           (12,309)    6.30-9.29
Options outstanding, fiscal 1996     331,276     6.30-10.48

Options exercisable, fiscal 1996     141,736     6.30-10.48

     The number of shares and exercise prices have been restated to reflect the five percent stock dividend in fiscal
1996, and the ten percent stock dividends in fiscal 1995, fiscal 1994, and fiscal 1993.

     Additionally, as of February 3, 1996, restricted stock awards for up to $32,700 in market value of common stock were outstanding under the plan. These awards may be exercised over the remaining four-year vesting period in equal annual installments at the fair market value of common stock on such installment vesting date. After giving effect to the outstanding and exercised awards, and based upon the price of common stock on February 3, 1996, the Company may award 666,027 shares or options under the plan.

7.   Retirement and Benefit Plans

     The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to 15 percent of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended February 3, 1996, January 28, 1995, and January 29, 1994, the Company contributed approximately $81,000, $43,000, and $24,000, respectively, to the 401(k) plan.

     The Company has reserved 200,000 shares of common stock for employees under its stock purchase plan which covers all employees who meet minimum age and service requirements. The Company's Board of Directors will determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it will match as purchase contributions. The purchase price of shares covered under the plan is fair market value as of the date of purchase in the case of newly issued shares and the actual price paid in the case of open market purchases. The plan was implemented in January 1994 and there was no matching contribution in fiscal year 1994. For the years ended February 3, 1996, and January 28, 1995 the Company's matching contributions were approximately $48,000 and $35,000, and approximately 23,000 and 18,000 shares were issued, respectively.

8.   Related Party Transactions

     Rent on the Norman, Oklahoma store and certain related facilities is paid to parties related to the Company's Chairman. The store lease terms in 1996, 1995, and 1994 provided for payment of percentage rent equal to four percent of sales plus certain ancillary costs. During the years ended February 3, 1996, January 28, 1995, and January 29, 1994, the total of such rent for the store and certain related facilities was approximately $140,000, $133,000, and $136,000, respectively.

     The Company leases certain office space and a distribution center facility from a limited partnership whose partners are stockholders and directors of the Company. The term of the office space lease is sixteen years commencing April 1, 1996, with annual rent payments of $158,000 plus insurance, utilities, and property taxes until April, 2000, at which time the rent will be $180,000 plus insurance, utilities and property taxes, increasing $2,500 per year until expiration of the lease. The term of the distribution center lease is ten
(10) years commencing December 1, 1992. Rent payments are approximately $64,000 per year payable in monthly installments plus utilities, insurance, and property taxes.

    The Company has an option to purchase the distribution center for a purchase price equal to the greater of the adjusted cost basis of the lessor at the time of closing or 90% of appraised value, exercisable through the fifth year of the lease. At the end of the third lease year on November 30, 1995, the lessor's adjusted cost of the distribution center was approximately $798,000.

     See note 11 for information concerning the employment contracts with the Company's Chairman of the Board, Chief
Executive Officer and President.

9.   Facility Leases

     The Company conducts substantially all of its retail operations from leased store premises under leases that will expire within the next ten years. Several of such leases contain renewal options exercisable at the option of the Company. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

     Minimum rental commitments for store and distribution premises and office space (excluding renewal options) under noncancelable operating leases having a term of more than one year as of February 3, 1996, were as follows (in thousands):

  Fiscal year ending:
  1997                       $   2,827
  1998                           2,851
  1999                           2,523
  2000                           2,491
  2001                           2,314
  2002 and subsequent            9,815
     Total                    $ 22,821

Total rental expense for the years ended February 3, 1996, January 28, 1995, and January 29, 1994, was as follows (in thousands):

                                  1996      1995       1994

Base rent                         $2,222     1,791     1,461
Additional amounts computed
   as percentage of sales          1,112       922       666

   Total                          $3,334     2,713     2,127

10.  Business Concentrations

   During fiscal 1996 and 1995, more than 90% and 80% respectively, of the ladies' apparel sales were attributable to the Company's product development and private label programs. The breakdown of total sales between ladies' and men's apparel was approximately 80% and 20% for fiscal 1996, and 78% and 22% for fiscal 1995, respectively.

   The product development programs result in a substantial portion of the Company's purchases of raw materials being concentrated among a small group of vendors, of which some are located outside of the United States. CMT Enterprises, Inc. acts as the Company's agent in the purchase of the raw materials, including fabrics, linings, buttons, etc., and supervises the manufacturing process of the Company's merchandise with manufacturing contractors. In the event of the termination of the CMT relationship or other of the Company's vendors, management believes that in most instances more than one new vendor would be required to replace the loss of a principal vendor. Although management believes that replacement vendors could be located, if any buying relationship is terminated and until replacement vendors are located, the operating results of the Company could be materially adversely affected.

   The Company's sales are directly impacted by regional and local economics and consumer confidence. The amount of disposable income available to consumers, as well as their perception of the current and future direction of the economy, impact their level of purchases. The consumer demand for the Company's apparel fluctuates according to changes in customer preferences dictated by fashion and season. In addition, the Company's sales are subject to seasonal influences, with the major portion of sales being realized during the fall season, which includes the back-to-school and the holiday selling seasons. Such fluctuations could affect sales and the valuation of inventory, since the merchandise is placed in the production process, or ordered, well in advance of the season and sometimes before fashion trends are evidenced by consumer purchases.

11.  Commitments and Contingent Liabilities

   The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At February 3, 1996, the Company had outstanding, pursuant to such facility, approximately $225,000 in letters of credit to secure orders of merchandise from various domestic and international vendors. Subsequent to year-end the Company renegotiated the line of credit as discussed in Note 4.

   The Company currently has an employment agreement with the Chairman of the Board which continues until January 31, 1998. Pursuant to this agreement, dated January 31, 1993, he is paid an annual salary of $180,000 plus an annual performance bonus and deferred annual compensation of $25,000. Subject to certain terms, at the end of the agreement, the Chairman's employment will be converted to that of a part-time consultant for a period of ten years at an annual salary of $50,000.

   The Company also has employment agreements with the Chief Executive Officer and the President which terminate on January 31, 1998. The Chief Executive Officer's agreement, dated January 31, 1993, and amended January 31, 1995, provides for annual compensation of $220,000 plus an annual performance bonus. The President's agreement, dated January 31, 1993 and amended January 31, 1995, provides for annual compensation of $160,000 plus an annual performance bonus. Neither of these contracts provides for deferred compensation or part-time consultant positions after the termination dates of such contracts.

   The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

12. Quarterly Financial Data (Unaudited - in thousands, except per share data)

Summarized quarterly financial results are as follows:

                                      First       Second   Third      Fourth
 53 Weeks Ended February 3, 1996
 Sales                                $21,316     19,069   25,415     28,464
 Gross profit on sales                  7,448      7,251    9,245     10,489
 Net earnings                             486        508      796        997
 Net earnings per common share            .10        .10      .16        .20

 52 Weeks Ended January 28, 1995
 Sales                                $16,753     15,415   21,031     22,596
 Gross profit on sales                  5,656      5,403    7,494      7,854
 Net earnings                             222        449      632        785
 Net earnings per common share            .04        .09      .13        .16



  No dealer, salesperson or other
person has been authorized to
give any information or to make
any representation not contained
in this Prospectus and, if given
or made, such information or
representation must not be relied
upon as having been authorized by
the Company, any Selling                      585,000 Shares
Shareholder or the Underwriter.
Neither the delivery of this
Prospectus nor any sale made                      [LOGO]
hereunder shall, under any
circumstances, create any
implication that the information
herein is correct as of any time
subsequent to the date hereof or               Common Stock
that there  has been no change in
the affairs of the Company since
such date. This Prospectus does
not constitute an offer to sell
or a solicitation of an offer to
buy any securities other than the
registered securities to which it
relates.  This Prospectus does
not constitute an offer to sell        _____________________________
or a solicitation of an offer to
buy such securities under any                   PROSPECTUS
circumstances in which such offer      ____________________________
or solicitation would be
unlawful.

     ___________________

      TABLE OF CONTENTS

Page
Available Information
Incorporation of Certain
   Documents by Reference
Prospectus Summary                     SCOTT&STRINGFELLOW, INC.
Investment Consideration
Use of Proceeds                                May __, 1996
Market Price of
   Common Stock
   and Dividend Policy
Capitalization
Selected Consolidated Financial
   Data
Management's Discussion and
   Analysis of Financial
Conditions and
   Results of Operations
Business and Properties
Management
Description of Capital Stock
Selling Shareholders
Underwriting
Legal Matters
Experts
Index to Consolidated Financial
Statement          F-1



                            Part II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     Set forth below is an itemization of the estimated costs,
other than underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the securities registered hereby.
                                                     Selling
                                         Company     Shareholders     Total
Securities Registration Fee              $2,518      $1,165           $3,683
NASD Filing Fee*
American Stock Exchange Listing Fee*
Blue Sky Fees*
Printing Expenses*
Legal Fees and Expenses*
Accounting Fees and Expenses*
Transfer Agent and Registrar Fees*
Miscellaneous*                            _____       _____            _____
   Total                                 $           $                $
__________________
* To be filed by amendment.

Item 15.  Indemnification of Directors and Officers

     The Registrant's Certificate of Incorporation provides that, to the fullest extent permitted by the Oklahoma General Corporation Act, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its shareholders. The provision in the Certificate of Incorporation does not eliminate the duty of care and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma law. However, such remedies may not be effective in all cases. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemption's that are unlawful under Oklahoma law. The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.

     Under the Oklahoma General Corporation Act, the Registrant has broad powers to indemnity its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act, except as to any action, suit or proceeding brought by or on behalf of such persons without prior approval of the Board of Directors. The Certificate of Incorporation requires the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding, except for certain proceedings brought by or on behalf of such persons as indicated above, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another enterprise, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in the case of a derivative action, an officer or director will not be entitled to indemnification in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Registrant, unless and only to the extent that the court in which the action was brought determines that such person is fairly and reasonable entitled to indemnity for expenses.

     The Registrant has entered into Indemnity Agreements with each director of the Registrant which require the Registrant to indemnify such persons against certain liabilities and expenses incurred by any such persons by reason of their status or service as directors or officers of the Registrant and which set forth procedures that will apply in the event of a claim for indemnification under such agreements. The form of such Indemnity Agreement is contained as an exhibit to the registration statement.

     As of the date of this registration statement, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Underwriting Agreement filed as an exhibit to this registration statement provides for indemnification by the Underwriter of the Registrant and its officers, directors and controlling persons, and by the Registrant of the Underwriter for certain liabilities arising under the Securities Act or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant understands that the Securities and Exchange Commission is of the opinion that such indemnification may contravene public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.  Exhibits

     See Index to Exhibits immediately following the Signature
Page.

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norman, State of Oklahoma, on May 17, 1996.

                                   HAROLD'S STORES, INC.


                                   By:/s/H.Rainey Powell
                                        H. Rainey Powell,
                                        President,
                                        Chief Financial Officer,
                                        Treasurer
                                        and Secretary

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                 Title                                  Date
Harold G. Powell *        Chairman of the Board of Directors     May 17, 1996
Harold G. Powell

Rebecca P. Casey *        Vice Chairman of the Board of          May 17, 1996
Rebecca P. Casey          Directors, Chief Executive Officer
                          and Director (principal executive
                          officer)

/s/H. Rainey Powell       President, Chief Financial Officer     May 17, 1996
H. Rainey Powell          and Director (principal financial
                          officer)

Linda L. Daugherty *      Vice President and Controller          May 17 , 1996
Linda L. Daugherty        (principal accounting officer)

James R. Agar *           Director                               May 17, 1996
James R. Agar

Michael T. Casey *        Director                               May 17, 1996
Michael T. Casey

Robert B. Cullum, Jr. *   Director                               May 17, 1996
Robert B. Cullum, Jr.

Lisa Powell Hunt *        Director                               May 17, 1996
Lisa Powell Hunt

W. Howard Lester *        Director                               May 17, 1996
W. Howard Lester

Gary C. Rawlinson *       Director                               May 17, 1996
Gary C. Rawlinson

Kenneth C. Row *          Director                               May 17, 1996
Kenneth C. Row

William F. Weitzel *      Director                               May 17, 1996
William F. Weitzel

*  By:/s/H. Rainey Powell
     H. Rainey Powell
     Attorney-in-fact


                     HAROLD'S STORES, INC.
                FORM S-2 REGISTRATION STATEMENT

                       INDEX TO EXHIBITS

No.                           Description

1.1*      Form of Underwriting Agreement between Scott &
          Stringfellow, Inc. and Registrant dated _______, 1996.

1.2*      Form of Selected Dealers Agreement.

3.1       Certificate of Incorporation of Registrant
          (Incorporated by reference to Exhibit 3.1 to Form 8-B
          Registration Statements, Registration No. 1-10892).

3.2 By-laws of Registrant (Incorporated by reference to Exhibit 3.2 to Form 8-B Registration Statements,
          Registration No. 1-10892).

4.1       Specimen Certificate for Common Stock
          (Incorporated by reference to Exhibit 4.1 to Form S-1
          Registration Statements, Registration No. 33-15753).

5.1*      Opinion of Crowe & Dunlevy, A Professional
          Corporation, regarding legality of securities to be issued.

9.1 Stockholders' Agreement Among Certain Stockholders of Registrant dated August 20, 1987 (Incorporated by reference to Exhibit 9.1 to Form S-1 Registration
          Statements, Registration No. 33-15753).

10.1 Lease Agreement dated May 1, 1987 by and between Harold's of Norman, Inc. and Powell Properties, Inc. (Incorporated by reference to Exhibit 10.1 to Form S-1 Registration Statements, Registration No. 33-15753).

10.2      Lease Agreement dated May 1, 1987 by and between
          Harold's of Norman, Inc. and Ruby K. Powell
          (Incorporated by reference to Exhibit 10.2 to Form S-1
          Registration Statements, Registration No. 33-15753).

10.3 Lease Agreement dated October 31, 1985 by and between Harold's Men's Apparel, Inc. predecessor to Harold's of Norman, Inc. and Highland Park Shopping Village (Incorporated by reference to Exhibit 10.9 to Form S-1 Registration Statements, Registration No. 33-15753) and Amendment to Lease Dated June 15, 1988 (Incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended January 31, 1989).

10.4 Lease Agreement dated November 1, 1990 by and between Harold's Stores, Inc. and Michael T. Casey,
          Trustee (329 Partners-I Limited Partnership).
          (Incorporated by reference to Exhibit 10.29 to Form 10-
          K for the year ended February 2, 1991).

10.5      Amended and Restated Lease Agreement dated April
          1, 1996 by and between Harold's Stores, Inc. and 329 Partners II Limited Partnership. (Dallas Buying Office). (Incorporated by reference to Exhibit 10.5 to Form 10-K for fiscal year ended February 3, 1996).


10.6 Lease Agreement dated October 4, 1991 by and between Harold's Stores, Inc. and 329 Partners II Limited Partnership. (East Lindsey Warehouse facility, Norman, Oklahoma ) (Incorporated by reference to
          Exhibit 10.22 to Form 10-K for the year ended February
          1, 1992).

10.7      Lease Agreement effective May 1, 1996 between the
          Registrant and Carousel Properties, Inc.

10.8 Agreement effective June 1, 1994 between the Registrant and CMT Enterprises, Inc.

10.9 Employment and Deferred Compensation Agreement dated January 31, 1993 between Registrant and Harold G.
          Powell (Incorporated by reference to Exhibit 10.21 to Form 10-K for year ended January 30, 1993).

10.10 Employment and Deferred Compensation Agreement dated January 31, 1993 between Registrant and Rebecca
          Powell Casey  (Incorporated by reference to Exhibit
          10.21 to Form 10-K for year ended January 30, 1993).

10.11 Employment and Deferred Compensation Agreement dated January 31, 1993 between Registrant and H. Rainey
          Powell (Incorporated by reference to Exhibit 10.21 to Form 10-K for year ended January 30, 1993).

10.12 Form of Indemnity Agreement between Registrant and members of its Board of Directors.

22.1 Subsidiaries of the Registrant (Incorporated by reference to Exhibit 22.1 to Form 8-B Registration
          Statements, Registration No. 1-10892).

23.1      Consent of KPMG Peat Marwick LLP

23.2*     Consent of Crowe & Dunlevy, A Professional
          Corporation (Contained in Exhibit 5.1).

24.1      Powers of Attorney.

_________________________
* To be filed by amendment



                     HAROLD'S STORES, INC.
           APPENDIX TO REGISTRATION STATEMENT ON FORM S-2


     Pursuant to Rule 304 of Regulation S-T, the following is a good faith description of photographic image material not included in the Registration Statement on Form S-2 of Harold's Stores, Inc. filed with the Securities and Exchange Commission via EDGAR:

Photo No. 1 (upper left on gatefold): Exterior of Store No. 30, a full-line ladies' and men's Old School Clothing Co. store located in CitiPlace Shopping Center, Baton Rouge, Louisiana.

Photo No. 2 (upper right on gatefold): Ladies' interior of Store No. 06, a full-line ladies' and men's store located in Highland Park Village, Dallas, Texas.

Photo No. 3 (bottom of gatefold): Exterior of Store No. 18, a full-line ladies' store located on Broadway and Austin Highway, San Antonio.

Photo No. 4 (top of inside front cover):  Interior of Store No.
28, a full-line ladies' and men's Old School Clothing Co., store located in Mall St. Matthews, Louisville, Kentucky.

Illustration 1 (lower left of inside front cover): Map showing locations of Harold's existing and proposed stores, outlets, distribution center, merchandising office and corporate headquarters, as of fiscal year ending February 3, 1996.

Photo No. 5 (upper left of inside back cover): Exterior of Store No. 29, the Company's second men's and ladies' outlet facility, located in Southwest Outlet Center, Hillsboro, Texas.

Photo No. 6 (upper right of inside back cover):  Interior
Harold's Outlet - located in Southwest Outlet Center, Hillsboro,
Texas.

Photo No. 7 (lower right of inside back cover): Exterior of Store No. 16, the Company's first men's and ladies' outlet facility, located on Mopac Expressway, Austin, Texas.

Photo No. 8 (lower left of inside back cover): Interior of the Company's 22,000 square foot distribution center, located in Norman, Oklahoma.